                                                                       EXHIBIT 1

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                              FINANCIAL STATEMENTS
                         AS OF JUNE 30, 2008 (UNAUDITED)

CONTENTS

                                                                            PAGE

Report of the Board of Directors                                               2

Management Review                                                             24

Certifications of the General Manager and the Comptroller                     33

Condensed Financial Statements                                                35

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This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
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THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS AS OF JUNE 30, 2008

At the meeting of the Board of Directors that was held on August 24, 2008, it was resolved to approve the Bank's unaudited financial statements as of June 30,
2008. The financial statements are presented in accordance with the directives of the Supervisor of Banks.

ECONOMIC DEVELOPMENTS

The economic developments during the first half of 2008 were influenced by the sub-prime mortgage credit crisis in the U.S., and by the indications of an economic slowdown that resulted from the aforementioned crisis. The economic data published in Israel indicate a slowdown in the growth rate when compared with the growth rate of recent years.

Fiscal developments in Israel in the first half of the year mainly indicated a continuation of the strengthening of the shekel and a sharp decrease in the exchange rate of the dollar. The representative exchange rate of the dollar as of June 30, 2008 was NIS 3.352 to the dollar, compared with NIS 3.846 on
December 31, 2007, a decrease of 12.8%. The weakening trend of the dollar also continued at the beginning of July 2008. During July 2008, the Bank of Israel announced a policy of purchasing foreign currency in order to increase Israel's foreign currency reserves, as a result of which the trend changed and the rate of the dollar increased gradually.

The "known" Consumer Price Index rose by 2.8% in the first half of 2008, compared with 0.3% in the first half of last year. Forecasts indicate that there will be an increase in inflation in 2008, due among other things, to the impact of the increase in commodity prices around the world.

The Bank of Israel interest rate as of June 30, 2008 was 3.75% per annum, versus
3.25% on March 31, 2008 and 4.25% on December 31, 2007. The above data indicate a relatively sharp decrease in interest rates in the first quarter of 2008 with an increase in the second quarter of the year, due to the increase in the inflation rate. Subsequent to the balance sheet date, the Bank of Israel interest rate was increased by an additional 0.25%.

THE FOLLOWING TABLE PRESENTS DATA REGARDING THE EFFECT OF THE INCREASE
(DECREASE) IN THE "LAST KNOWN" CPI AND THE RATES OF DEVALUATION (APPRECIATION)
OF THE SHEKEL IN RELATION TO PRINCIPAL CURRENCIES:

                                                      THREE MONTHS ENDED           SIX MONTHS ENDED           YEAR ENDED
                                                           JUNE 30,                     JUNE 30,              DECEMBER 31,
                                                     2008           2007          2008            2007            2007
                                                   --------       --------      --------        --------        --------
                                                       %              %             %              %               %
                                                   --------       --------      --------        --------        --------

Increase in "last known" CPI                          2.4            0.7            2.8            0.3             2.8
Rate of devaluation (appreciation) of the
 shekel in relation to the dollar, nominal           (5.7)           2.3          (12.8)           0.6            (9.0)
Rate of devaluation (appreciation) of the
 shekel in relation to the euro, nominal             (6.0)           3.3           (6.6)           2.7             1.7
Rate of devaluation (appreciation) of the
 shekel in relation to the yen, nominal             (11.1)          (2.2)          (7.6)          (3.1)           (3.3)

FORWARD LOOKING INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

The actual results of the Bank and future developments in its affairs may be significantly different than those included or described in the forward looking information, due to a large number of factors including, inter alia, approval or non-approval of the compromise and arrangement plan between the Bank and its shareholders regarding which the Bank filed a petition on July 6, 2008 to have the plan approved, consummation or non-consummation of the sale of the shares of the Bank in accordance with the compromise and arrangement plan, and future decisions regarding the affairs of the Bank by the Government of Israel or the
Bank of Israel, additional restrictions imposed in the future on the business of the Bank, changes in the condition of the Bank's customers or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the Directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

PRINCIPAL DEVELOPMENTS AT THE BANK IN RECENT YEARS

On July 6, 2008, the Bank filed a petition with the Tel Aviv-Jaffa District
Court for the approval of a compromise and arrangement plan, pursuant to article
350 of the Companies Law - 1999 (the "Companies Law"), between the Bank and its shareholders, the central aspect of which was the blueprint for the sale of most of the shares of the Bank and the redemption of the balance of the shares (the
"Arrangement Plan"). The petition requires the approval of the meetings of the various classes of shareholders of the Bank and the approval of the court. The meetings of the various classes have not yet been convened and the aforementioned approvals have not yet been granted.

For more details regarding the compromise arrangement, see below.

On August 1, 2008, the "banking license" of the Bank expired, in accordance with the letter of the Governor of the Bank of Israel dated January 29, 2006, as stated below.

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, following which the Bank was granted a special line of credit by the Bank of Israel. The Bank stopped providing credit and its business focuses on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The central aspect of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities. On July 29, 2003, the Ministerial
Committee for Social and Economic Affairs (the Social Economic Cabinet) approved the adoption of the aforementioned plan for the period that was to have ended, in accordance with the decision, on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved the extension of the
"Run-Off" plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's Board of
Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005, the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved the extension of the Bank's "Run-Off"
plan until July 31, 2008.

In his letter dated January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

     >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders.

     >>   The Bank's banking license will be revoked as from August 1, 2008.

On April 29, 2008, the Ministerial Committee on Privatization passed a resolution regarding the privatization of the Bank in the form of the sale of most of the shares of the Bank and the redemption the rest of the shares. For more information regarding the privatization decision, see below.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's
Board of Directors are a supervised sale of the Bank's assets and a significant reduction in manpower and in operating expenses, subject to the continued
granting of the special line of credit by the Bank of Israel.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. In the first half of 2008, the Bank continued
implementing the "Run-Off" plan, while reducing credit to the public and public deposits.

The Bank refrains from accepting new deposits and, in accordance with the directives of the Bank of Israel, it ceased renewing existing deposits that reach maturity, subject to certain exceptions. Commencing August 1, 2008, the date on which the banking license of the Bank expired, the Bank became subject to a restriction pursuant to the Banking Law (Licensing) - 1981, whereby the number of depositors in the Bank shall not exceed twenty nine.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

Notwithstanding the fact that the Run-off Plan expired on July 31, 2008, the
Bank intends on continuing to focus, even subsequent to that date, on the collection of its credit portfolio, as it has done to date, until the completion of the sale of the shares of the Bank as part of the Arrangement Plan or until other developments occur concerning the matters of the Bank, in the event that the sale of the shares is not implemented.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed if the Bank ceases operating as a "going concern".

THE GOVERNMENT RESOLUTION CONCERNING PRIVATIZATION OF THE BANK

On April 29, 2008, the Ministerial Committee of Privatization passed a resolution concerning the privatization of the Bank, as part of a petition to approve the arrangement pursuant to Article 350 of the Companies Law. The full version of the resolution was published by the Bank in an Immediate Report dated
April 30, 2008. The privatization resolution stipulates, among other things, the following:

o    The shares of the Bank held by the State will be sold in one block, by way of a private sale, to an investor or group of investors from Israel and/or abroad (the "Purchaser"), as part of an overall blueprint for the sale of the shares of the Bank, including those held by the public, to the purchaser (the "Sale").

o    Until the consummation of the sale, the Bank will continue collecting its credit portfolio.

o    The Accountant General of the Finance Ministry was authorized to carry out, among other things, the following steps:

     a.   To return to the Bank by the later of July 31, 2008 or the date of approval by the court of the Arrangement Plan pursuant to Article 350, the perpetual deposit deposited by the Bank with the Accountant
          General, plus linkage differentials in accordance with the agreements between the Bank and the State in connection with the perpetual deposit. As a condition of the refunding of the perpetual deposit, it shall be guaranteed to the satisfaction of the Accountant General that the funds of the deposit shall be used by the Bank, as a first priority, to repay the balance of the special line of credit placed at the disposal of the Bank by the Bank of Israel.

     b.   To pay to the Bank, for purposes of redeeming preferred D shares and preferred DD shares not held by the State:

          1.   Interest in respect of the perpetual deposit in an amount equal to the accumulated dividend that was not paid to the preferred D shareholders and the preferred DD shareholders, except the State, from July 1, 2002 through the date of the redemption of the shares.

          2.   A premium at a rate of 5.625% of the par value of the D shares not held by the State.

     c.   To take steps to have the Bank assign the unpaid balance of the loan granted to the Israel Electric Company Ltd. in favor of the Accountant
          General or another banking corporation to be stipulated by the
          Accountant General.

o    The employees of the Bank will be paid a privatization remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to the execution thereof.

The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the Bank that was previously assessed by the Finance Ministry and the Government Companies
Authority. Within this framework, the Government Companies Authority publicized on June 17, 2007 a request for information ("RFI") in which it announced, among other things, that the State of Israel, through the Government Companies
Authority, was requesting information from parties interested in purchasing the
Bank. The Bank was informed by the Government Companies Authority that requests had been received from twelve companies and individuals.

On March 18, 2008, a memorandum of principles was signed between the State and the C, CC and CC1 shareholders and some of the Ordinary Preference shareholders of the Bank, whereby the parties to the memorandum agreed, among other things, to cooperate in carrying out the blueprint for the sale of the shares of the
Bank. The complete version of the memorandum of principles and the document of agreements that was attached thereto were also publicized as part of the
Immediate Report made by the Bank on April 30, 2008. Please note that the banks whose names appear on the memorandum of principles as part of the parties to the document did not sign the document.

REQUEST FOR APPROVAL OF THE COMPROMISE AND ARRANGEMENT PLAN PURSUANT TO ARTICLE
350 OF THE COMPANIES LAW - 1999 BETWEEN THE BANK AND ITS SHAREHOLDERS

Further to the government resolution regarding the privatization of the Bank and in accordance with the resolution of the Board of Directors of the Bank decided at its meeting of May 26, 2008, the Bank filed a petition on July 6, 2008 with the Tel Aviv - Jaffa District Court to approve the compromise and arrangement plan pursuant to Article 350 of the Companies Law between the Bank and its shareholders.

Prior to its decision regarding the submission of the request to have the
Arrangement Plan approved, the Board of Directors was presented with the opinion of an expert regarding the reasonableness of the criterion for determining the minimum price at which the sale of the Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, as well as the document dated March 9, 2008, prepared by Professor A. Barnea, who assessed the alternative of liquidating the Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of
September 30, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of Professor A. Barnea constitutes part of the Arrangement Plan and its full version was publicized by the Bank in an
Immediate Report dated March 12, 2008. In addition, the Board of Directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders, which according to the Arrangement Plan constitutes an alternative to the sale of the shares of the
Bank, in the event that such a sale is not realized.

The resolution of the Board of Directors regarding the submission of the
Arrangement Plan was passed after the Board of Directors reached a decision in view of, among other things, the conclusions and findings in the aforementioned two opinions and in the aforementioned document of Professor A. Barnea, that the alternative of selling the shares of the Bank, which stands at the center of the
Arrangement Plan, may be more beneficial to the public shareholders than the alternative of liquidating the Bank.

A description of the Arrangement Plan was included in the Immediate Report made by the Bank on May 27, 2008 (except for minor changes, this description matches with the plan that was included in the petition that was filed by the Bank on
July 6, 2008). A brief description follows:

The Arrangement Plan includes three parts (two of which are alternatives) which the shareholders and the court will be asked to approve.

1.   The first part will be implemented immediately upon the approval of the
     Arrangement Plan (by the meetings of the class of shareholders and the court). Pursuant to the first part, the State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflects the proceeds of the issuance of the DD shares held by the public
     (which will continue to be maintained as a dollar-linked deposit). The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit placed at its disposal by the Bank of Israel. The originating motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

2.   Pursuant to the second part (the sales arrangement), all of the shares of the Bank, except for the D and DD shares not held by the State, will be sold by the parties holding them (the State and the public) as part of the sales process to be implemented by the Government Companies Authority.

     The D and DD shares not held by the State will be redeemed according to the terms of their issue: the D shares at their full dollar par value, plus a premium of 5.625%, plus the entire preferred dividend in arrears in respect of such shares, and the DD shares at their full dollar par value plus the entire preferred dividend in arrears in respect of such shares. The redemption of the amount of the principal will come from the resources of the Bank while the payment of the premium and the preferred dividend in arrears will be financed by funds provided to the Bank by the State of
     Israel.

     If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "Minimum Price"), the consummation of the sale shall be subject to the approval of the meeting of the C-class shareholders (C, CC and CC1) by a majority of 75% of the value represented by the vote. The
     State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the Minimum Price.

     The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas prepared by Professor A.
     Barnea as part of the document he prepared, which is attached to the
     Arrangement Plan.

     The State shall refund to the Bank part of the perpetual deposits it still has, in accordance to the description of part 1 above.

     The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the Bank, employees of the
     Bank, or the State. In addition, the Bank will waive any claim, demand, or suit toward the State in connection with the perpetual deposit, the payment of interest in respect thereof, and its refunding to the Bank.

     The Bank will assign its rights to the loan it placed at the disposal of the Israel Electric Company Ltd. and to the State deposit which served as a source of such loan. The rights will be assigned to the party to which the
     Bank is instructed by the Accountant General.

     The conditions for the performance of the second part (the sales arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

3.   The third part (the dividend arrangement) is an alternative to the second part (the sales arrangement) and it shall be carried out in the event that the sales arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the Bank or if the general meeting of the Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and CC1 shares, on the earliest of December 31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of 6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the shareholders. The State will pay the
     Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of 6% accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the Bank.

     Pursuant to the third part, the State will waive any claim, demand or suit against the Bank, the receiver of the Bank, and the liquidation account of the Bank in connection with 50% of the preferred dividend in arrears accrued on the D and DD shares held by the State in respect of the period from July 1, 2002 through July 31, 2008, and the holders of C, CC and CC1 shares will waive any claim, demand, or suit in connection with the perpetual deposit, its return to the Bank, the payment of interest thereon, and the non-distribution of the dividend during the period until the payment to them of half of the preferred dividend in arrears, as mentioned above (without such waiver of the holders of the C, CC and CC1 shares detracting from their rights under the articles of the Bank to accumulate a preferred dividend in respect of their shares, including in relation to the aforementioned period).

Subject to the carrying out of the dividend arrangement, the Bank will waive any claim, demand, or suit toward the State in connection with the payment of interest in respect of part of the perpetual deposit which reflects the considerations of the issuance of the Group C shares, and the Group D shares that are owned by the State (without it detracting from any claim, demand, or suit of the Bank in connection with the payment of the interest on the balance of the perpetual deposit) and in respect of the refund of the perpetual deposit by the State.

It is hereby clarified and emphasized that the above is solely a condensed description of the major features of the Arrangement Plan. It does not replace the full version of the Arrangement Plan as submitted to the court.

Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in capital, then concurrent with the submission of a request to the court to approve the Arrangement Plan, on July 6, 2008, the Bank also submitted to the court a request to reduce its capital. Therefore, execution of the arrangement shall be also subject to the approval of the court in connection with the request to reduce the capital of the Bank.

The court approved the convening of the meetings of the classes of shareholders for purposes of approving the arrangement, but the actual invitations to the meetings have not been sent out due to the prior need to arrange certain technical matters connected with the execution of the arrangement.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the
Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005 and from April 13, 2008, and the principal terms are as follows:

o    The credit line will be in effect until the earlier of December 31, 2008 or receipt of the approval by the court of the Arrangement Plan between all of the shareholders of the Bank, the State and the Bank pursuant to Article
     350 of the Companies Law - 1999.

o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the letter of the Governor of the Bank of Israel dated
     October 30, 2005.

o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o    The interest on the utilized credit was until July 31, 2008 the "Bank of
     Israel interest rate", following which date it will be equal to the "Bank of Israel rate", plus 1.5%

o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

In the abovementioned letter of the Governor of the Bank of Israel dated October
30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

The decision of the Ministerial Committee for Social and Economic Affairs from
October 10, 2005 provides as follows:

1)   The Government is responsible for the repayment of the credit line as from
     July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2)   If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until
     July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the
     Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of Israel in a debenture dated
     November 14, 2002, which was amended on December 29, 2005 and on June 12,
     2008).

According to the decision of the Ministerial Committee on Privatization passed on April 29, 2008, the Bank will repay the entire special line of credit when executing the arrangement pursuant to article 350 of the Companies Law, or by
December 31, 2008 or by a later date to be approved by the Bank of Israel to extend the credit line. In coordination with the Accountant General and the
Government Companies Authority, the parties will take steps to postpone the repayment of the special credit line granted by the Bank of Israel and to extend the guarantees of the Bank and the State which were granted to the Bank of
Israel to secure the repayment of funds.

The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as of June 30, 2008 was NIS 369 million, compared with NIS 476 million as at December 31, 2007. The utilized balance as of June 30, 2008 is NIS 181 million lower than the framework stipulated by the Bank of Israel for the conclusion of the Run-Off Plan.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the
Ministerial Committee for Social and Economic Affairs first approved the Bank's
"Run-Off" plan), in the total amount of NIS 85 million (as calculated by the
Bank). On May 1, 2007, the Bank issued an Immediate Report to the Israel
Securities Authority and to the Tel Aviv Stock Exchange in which it gave notice that as part of the contacts it had with the Bank of Israel, it was made clear that the issue of the recouping of the surplus interest to the Bank will be assessed upon the complete repayment of the special line of credit.

The Bank is continuing its negotiations with the Bank of Israel in connection with the recoupment of the aforementioned surplus interest. During the second quarter of 2008, a process was initiated between the Bank and the Bank of Israel to examine and work out the aforementioned amount.

CAPITAL ADEQUACY

On June 30, 2008, the Bank's ratio of capital to risk assets was 35.4%, higher than the 9% minimum rate stipulated in Proper Banking Procedures and compared with 15.4% as of December 31, 2007. In the opinion of the Bank's Board of
Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations. In advance of the expiration of the Bank's "banking license", the Supervisor of Banks (in his letter dated July 27, 2008) announced that he was exempting the Bank from various directives of the Proper Banking Procedure, including the directive requiring banking institutions to maintain a minimum capital ratio.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT LIMITS

As stated in more detail in Note 3 of the condensed financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the
Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods. In his letter dated July 27, 2008, the Supervisor of Banks announced that, due to the cancellation of the Bank's "banking license"
on August 1, 2008, the Bank is exempt from the need to comply with the aforementioned restrictions.

MEASUREMENT AND DISCLOSURE OF IMPAIRED DEBTS, CREDIT RISK AND THE PROVISION FOR
CREDIT LOSSES

On December 31, 2007, the Bank of Israel issued a provision addressing the measurement and disclosure of impaired debts, credit risks and the provision for credit losses. The provision is scheduled to go into effect commencing with the financial statements issued after January 1, 2010. In its letter dated August
12, 2007, the Bank of Israel notified the Bank that it is authorized not to make preparations for the implementation of this provision. For information regarding the major features of the new provision, see Note 3.

DIRECTIVE PERTAINING TO REPORTING TO THE PUBLIC

On August 1, 2008, further to the notification that was given to the Bank by the
Governor of the Bank of Israel on January 29, 2006, the Bank's "banking license"
expired and it ceased being a "banking institution" as defined in the Banking
Law (Licensing) - 1981. In accordance with the letter of the Supervisor of Banks dated May 29, 2008, the financial statements of the Bank shall be presented in accordance with the directives and guidelines of the Supervisor of Banks, for a period of three years after the cancellation of the Bank's "banking license"
(August 1, 2008).

BUSINESS SEGMENTS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business segments as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the Directors' report and the financial statements do not include a description of business segments and information according to business segments.

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the preferred shares and of the ordinary preference shares the quarterly dividend for the second quarter of
2002.

The issued share capital of the Bank includes preferred shares of classes C, CC,
CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of
1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preferred dividend that was related to the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of
Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The aggregate amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for
C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 175.1 million as of June 30, 2008. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

The aggregate amount of NIS 175.1 million is comprised as follows: NIS 108.2 million is in respect of non-participating shares (D and DD) and NIS 66.9 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 6.7 million is in respect of the second quarter of 2008 and is comprised as follows: NIS 4.5 million is in respect of non-participating preferred shares and NIS 2.2 million is in respect of participating preferred shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. At the time, the Bank's
Board of Directors expressed its fundamental position that if the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the Bank's articles. On August 5,
2007, a ruling was rendered by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the preferred shares of the Bank, the interest does not accrue.

                                       10

At its meeting on October 9, 2007, the Board of Directors of the Bank discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its opening motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears
(including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the
Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC,
CC1, D and DD shares). Such a clarification was not given and the Bank's appeal was submitted to the Supreme Court on January 6, 2008.

At the aforementioned meeting on October 9, 2007, the Board of Directors of the
Bank also discussed the ramifications of the aforementioned ruling on the continuation of its policy regarding the distribution of the dividend on the preferred shares (Preferred C, CC, CC1, D and DD shares). In view of the stipulation of the ruling pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed (a stipulation which the Bank is not appealing), and after the Board of Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the ruling no longer gain anything by the non-distribution of the dividend), the Board of Directors reached the conclusion that it would be proper for the Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of
Directors of the Bank decided (at the same meeting) to take the following steps:
1) to recommend to the general shareholders meeting of the Bank to amend the
Articles of Association of the Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits, rather also from the interest to be paid to the Bank on its perpetual deposits with the Finance Ministry, and the second, authorization to distribute a current preferred dividend on the preferred shares of the Bank, also without a distribution - prior or concurrent
- of the preferred dividend in arrears on those shares (since, in view of the wording of the ruling, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a general meeting of the Bank to make the aforementioned change in the Articles of
Association and to authorize the chairman of the board to determine the date of the meeting; 3) to petition the Supervisor of Banks to grant approval for the distribution of the dividend to the preferred shareholders, subject to the aforementioned change in the Articles of Association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of that date, the Bank did not have distributable income). A detailed description of the decision of the Board of Directors at its meeting on
October 9, 2007, as aforementioned, can be found in the Immediate Report issued by the Bank on October 10, 2007. In accordance with the decision of the Board of
Directors of the Bank, the general meeting of the Bank convened on January 7,
2008, and on its agenda were the aforementioned proposals to amend the Articles of Association of the Bank, so that the Articles of Association would no longer constitute an impediment to the renewal of the dividend distribution. The proposed amendments were put to a vote, but they were rejected by a majority of those voting. On February 5, 2008, the financial entities that had filed the originating motion against the Bank filed a petition with the court in which they requested to add the State as an additional respondent to the originating motion, due to, among other things, the vote of the State in the general meeting of the Bank against the proposed amendments to the Bank's Articles of
Association. On February 24, 2008, the Bank announced that it did not object to adding the State, as requested.

In a "document of agreements" signed between the State and the financial institutions which filed the originating motion against the Bank and which came further to the memorandum of principles signed on March 18, 2008 between the
State, the aforementioned financial institutions, and some of the Ordinary
Preference shareholders of the Bank, and pursuant to which the signing parties agreed to the implementation of the blueprint for the sale of the shares of the
Bank and to cooperate in the implementation thereof, the aforementioned financial institutions and the State agreed that as part of the arrangement pursuant to Article 350 of the Companies Law - 1999 to be submitted for the approval of the Court as part of the blueprint for the sale, the following points shall be included:

o    The State and the aforementioned financial institutions will not object to the refunding to the Bank of its perpetual deposits with the Treasury, on the later of July 31, 2008 or the date on which the Arrangement Plan is approved.

                                       11

o    In the event that the sale of the Bank is not consummated by December 31,
     2009 or if prior to that date a liquidation order is issued against the
     Bank, or if the general meeting of the Bank decides to voluntarily liquidate the Bank (each of these - the "Liquidation of the Bank"), the following provisions shall apply:

     a.   The State shall pay the Bank 50% of the interest at an annual rate of
          6% accrued on the perpetual deposits in connection with the C, CC, and
          CC1 preferred shares in respect of the period from July 1, 2002 through July 31, 2008. This amount will be paid upon the earlier of the liquidation of the Bank or December 31, 2009 (the "Payment Date").

          This amount shall bear linkage and interest as per the Interest and
          Linkage Law - 1961, commencing from July 31, 2008 until the Payment
          Date, to be paid by the State on the Payment Date. This amount will be grossed up by the State in accordance with the perpetual deposit agreements.

     b.   On the Payment Date, the Bank shall pay the holders of preferred C,
          CC, and CC1 shares a dividend of 50% of the aggregate preferred dividend at a rate of 6% that accrued on their shares in the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest pursuant to the Interest and Linkage Law - 1961, commencing from July 31, 2008 through the Payment Date.

     c.   The State waives its claims and demands toward the Bank and/or the receiver of the Bank in connection with payment of 50% of the dividend to the State, as the owner of D and DD shares, in respect of the period from July 1, 2002 through July 31, 2008.

     d.   Subject to payment of the entire amount due to them pursuant to sub-paragraph b. above, the holders of preferred C, CC, and CC1 shares shall have no claim in connection with the non-distribution of a dividend for the period from July 1, 2002 until the Payment Date. To remove all doubt, the above does not detract from the rights of the aforementioned shareholders to the accrual of a preferred dividend in respect of their shares pursuant to the articles of the Company, including in relation to the aforementioned period.

o    Subject to the payment of the amounts due to them from the proceeds of the sale of the Bank, or - in the event that the sale is not implemented -
     subject to the payment of 50% of the dividend, as above, the holders of the
     C, CC, and CC1 preferred shares shall waive their demands, and claims toward the State in connection with the payment of a dividend in respect of any period in the past or in the future or in connection with the perpetual deposit and the refunding of the proceeds to the Bank.

o    Upon the approval of the arrangement by the court, the originating motion filed by the aforementioned financial institutions shall be rejected, and the appeal filed by the Bank on January 6, 2008 to the Supreme Court shall also be rejected. The rejection of the appeal will bind the Bank and the
     State only as to the relationship between them in connection with the part of the perpetual deposits that relate to the various classes of "C" shares.

On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank. As part of this resolution, it was determined, among other things that, based on the memorandum of principles dated March 18, 2008 signed among the shareholders of the Bank (to which the aforementioned document of agreements is a sequel), the Bank shall file a petition for the approval of the arrangement pursuant to Article 350 of the Companies Law - 1999.

On July 6, 2008, the Bank filed a request to the Tel Aviv - Jaffa District Court for the approval of the arrangement. The focus of the arrangement is the blueprint for the sale of most of the shares of the Bank and the redemption of the balance of the shares. The arrangement also consists of the abovementioned points that were agreed to by the State and the financial institutions in connection with the refund of the perpetual deposit, payment of half of the preferred dividend, and a waiver of all claims.

Further to the filing of the petition to approve the Arrangement Plan, the parties to the originating motion filed by the aforementioned financial entities, for the time being, are not moving forward on the proceedings of the originating motion.

                                       12

For a description of the arrangement covered by the petition, see above, and see the Immediate Report issued by the Bank on May 27, 2008.

See also Note 1 of the financial statements for details on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the
Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note 9 of the financial statements regarding the aforementioned originating motions.

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter dated November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision regarding implementation of the
Run-Off plan.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of
Annex A of Directive 316 regarding the credit rating of borrowers and Directive
323 regarding the financing of purchases of means of control in companies.

In accordance with the provisions of the Proper Banking Procedure, a bank is required to maintain a credit control unit as one of the means of educated management of its credit risks. Due to the fact that since commencing with the second half of 2002, the Bank's activity has been centering around the collection of its credit portfolio, and it does not approve any new credit, the need for such a unit at the Bank has diminished.

Further to the request of the Bank, the Supervisor of Banks notified the Bank in his letter dated November 26, 2003 that the Bank is exempt from complying with the provision of the Proper Banking Procedure that relates to credit control.

On August 1, 2008, further to the notification that was given to the Bank by the
Governor of the Bank of Israel on January 29, 2006, the Bank's "banking license"
expired and the Bank ceased being a "banking institution" as defined in the
Banking Law (Licensing) - 1981. In a letter dated May 29, 2008, the Supervisor of Banks announced that he was exempting the Bank from compliance with part of the directives of Proper Banking Procedure, including the directives dealing with credit and investments and most of the directives dealing with financial assets and risks. According to the aforementioned letter of the Supervisor of
Banks, the directives of Proper Banking Procedure "between the bank and its customers" will continue to apply to the Bank.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

                                       13

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 9 of the financial statements presents information regarding the significant legal claims filed against the Bank. When evaluating the risks included in the claims submitted against the Bank, management of the Bank relies on the opinions of the external legal advisors that represent the Bank in these claims. These opinions are rendered by them on the basis of their discretion and on the basis of the facts and legal status known to them, and the data is more than once subject to contradictory interpretation and arguments. Accordingly, the actual results of the claims may differ from the evaluations of the external legal advisors and from the provisions made, based upon them.

DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME - The Bank's net income amounted to NIS 9.0 million in the first half of 2008, an amount identical with the net income of the first half of 2007 and compared with NIS 22.2 million for all of 2007.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
amounted to NIS 22.7 million in the first half of 2008, compared with NIS 19.3 million in the same period last year.

The increase in profit from financing operations derived from the following factors:

-    The increase in revenues in respect of interest collected on problematic debts which amounted to NIS 16.0 million compared with NIS 13.3 million in the first half of 2007.

-    A decrease in the volume of problematic debts classified as non-interest bearing. The average balance of non-interest bearing debts in the first half of 2008 amounted to NIS 67 million, compared with NIS 139 million in the same period last year. The balance of these debts constituted 12% of the average of total monetary assets (excluding credit to the Israel
     Electric Company guaranteed by the State), compared with 16% in the same period of 2007.

On the other hand, this increase was offset by the decrease in the volume of the
Bank's financing activity, as part of the policy implemented by the Bank in the past few years. For details regarding this decrease in volume, see the analysis below on financing activity by the various linkage segments.

In connection with the financing activity, we would like to point out that, in accordance with the announcement of the Bank of Israel, commencing on August 1,
2008, the interest on the credit line will be set to the Bank of Israel interest rate plus 1.5%. Until July 31, 2008, the interest on the credit line was the
Bank of Israel rate.

An analysis of the Bank's financing operations in the various linkage segments indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 115 million in the first half of 2008, compared with NIS 218 million in the same period of 2007, a decrease of 47%. The margin in this segment, including the effect of derivatives, was 2.6% in the first half of 2008, compared with 1.46% in 2007.

Please note that most of the non-interest bearing debt is found in this segment.
The improvement in the margin of this segment compared with the same period of
2007, derived mainly from a decrease in the volume of non-interest bearing debt and its relative weight out of total credit.

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 317 million in the first half of 2008, compared with NIS 486 million in the same period of 2007, a decrease of 35%. The margin in this segment, including the effect of derivatives, was 2.60% in the first half of
2008, compared with 2.38% in the same period of 2007. The increase in the volume of activity of this segment derives mainly from the fact that at the beginning of 2008, a relatively significant amount of credit bearing low interest was repaid. As a result, the weighted margin in this segment rose.

                                       14

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The average balance of assets in this segment amounted to NIS 4,682 million in the first half of 2008, compared with NIS 5,717 million in the first half of 2007. Credit in this segment includes credit guaranteed by the State that was granted to the Israel
Electric Corporation Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit amounted to NIS 4,561 million compared with NIS 5,544 million in the first half of 2007. Excluding the said credit, the average balance of assets in this segment amounts to NIS 121 million, compared with NIS 173 million in the first half of 2007, a decrease of
30%. The margin in this segment, including the effect of derivatives, was 0.17%
in the first half of 2008, compared with 0.03% in the same period of 2007. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above.

The average of the total monetary assets in all linkage segments (excluding the abovementioned state-guaranteed credit out of the State deposit) amounted to NIS
553 million in the first half of 2008, compared with NIS 877 million in the first half of 2007, a decrease of 37% in the average monetary assets.

The above data indicate that the Bank succeeded in preserving a positive margin in all linkage segments, notwithstanding the large proportion of credit that is classified as non-revenue bearing credit.

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                     BALANCE AS OF    BALANCE AS OF   BALANCE AS OF
                                                                         -----           -----            -----
                                                                        JUNE 30,        JUNE 30,       DECEMBER 31,
                                                                          2008            2007             2007
                                                                         -----           -----            -----

Non-income bearing                                                        46.6            79.6             69.7
Restructured (2)                                                          22.9           107.2             31.5
Designated for restructuring (3)                                          13.7            15.9             17.3
Temporarily in arrears                                                     3.5             3.9              8.7
Under special supervision*                                               155.9           164.1            181.7
                                                                         -----           -----            -----

Total balance sheet credit to problematic borrowers (1)                  242.6           370.7            308.9

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                     63.1            82.4             81.2
                                                                         -----           -----            -----

Overall credit risk in respect of problematic borrowers (1) (4)          305.7           453.1            390.1
                                                                         =====           =====            =====

*    Including an amount of NIS 153.4 million in respect of debts for which a specific allowance exists (June 30, 2007 - NIS 153.7 million, December 31,
     2007 - 169.7 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented
     Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The above data indicates a significant decrease in the volume of debts classified as non-income bearing. Nevertheless, the proportion of problematic debts to total debt continues to be high in relation to the total credit of the
Bank. The high volume of non-interest bearing debt will have a negative impact on the results of the Bank's operations in the future since the interest income in respect of these debts will not be recorded as financing income as long as these debts are classified as non-income bearing.

                                       15

A significant portion of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the indemnification issued by the
Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The writs of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

THE ALLOWANCE FOR DOUBTFUL DEBTS - An amount of NIS 15.8 million was recorded as income in this item in the first half of 2008, compared with an expense of NIS
2.2 million in the first half of 2007. In the specific allowances for doubtful debts, income of NIS 13.5 million was recorded in the first half of 2008, compared with an expense of NIS 5.9 million in the first half of 2007. The most significant component of income in this item is the collection of debts that were written off in the past, in an amount of NIS 8.0 million, deriving mainly from a non-recurring receipt from the agricultural settlement segment as a result of the sale of the share of the KIBBUTZIM in the shares of Tnuva. The supplementary allowance for doubtful debts reflected a decrease of NIS 2.3 million, deriving mainly from the decrease in the volume of problematic debts.
In the first half of 2007, the decrease in the supplementary allowance amounted to NIS 3.7.

The supplementary allowance for doubtful debts (including a general allowance for doubtful debts) amounted to NIS 42.9 million as of June 30, 2008, constituting 9.0% of the balance of the credit (excluding State-guaranteed credit to the Israel Electric Company out of the State deposit) before the aforementioned allowance. This rate is extraordinarily higher than the accepted rate in the banking system. The high rate derives mainly from the volume of the general allowance which amounts to NIS 38.9 million. The general allowance was standard practice in the banking system until December 31, 1991 and it was based on the volume of the debt as of that date. In accordance with the provisions of the Supervisor of Banks, the aforementioned allowance remained at that volume, notwithstanding the decrease in the volume of debt in recent years. At present it constitutes 8.1% of the balance of the credit.

INCOME FROM FINANCING ACTIVITY AFTER THE ALLOWANCE FOR DOUBTFUL ACCOUNTS
amounted in the first half of 2008 to NIS 38.5 million, compared to NIS 17.1 million in the first half of 2007.

OPERATING AND OTHER INCOME - This income amounted to NIS 0.8 million in the first half of 2008, compared with income of NIS 7.9 million in the first half of
2007. The major component in which a change was recorded was the loss recorded in respect of the investment in shares, in an amount of NIS 0.3 million, compared with a gain of NIS 5.7 million in the same period of 2007. Revenues from operating commissions in the first half of 2008 amounted to NIS 0.3 million, compared with NIS 0.5 million in the same period of 2007. The low volume of this income reflects the fact that the Bank has been reducing the operational transactions it conducts on behalf of its customers.

Other income amounted to NIS 0.8 million, compared with NIS 1.7 million in the first half of 2007. The decrease derived from the fact that in the first half of
2007, the Bank recorded in this item income of NIS 0.9 million in respect of gains in the central pension fund of the employees of the Bank, while in the first half of 2008, the central pension funds recorded losses which were carried to the payroll expense.

OPERATING AND OTHER EXPENSES - Amounted to NIS 27.7 million in the first half of
2008, compared with NIS 16.0 million in the first half of 2007. The increase in operating expenses derived from the following factors:

Early retirement agreement - On December 26, 2002, a collective agreement was signed by the Bank, the New General Labor Federation and the Bank's Workers
Committee. The agreement prescribed, among other things, special payments to be made to employees upon early retirement. For details of the agreement and additional extension agreements related thereto, see Note 18D of the financial statements as of December 31, 2007. Regarding the plan for the privatization of the Bank, the Board of Directors of the Bank approved additional special payments to be made to employees upon early retirement. The additional amounts total some NIS 10 million, in respect of which the Bank recorded an expense in the item entitled Early Retirement. A new agreement will be drafted in the near future and will be presented to the Supervisor of Wages and Labor Agreements at the Treasury for approval.

                                       16

In addition, in connection with the privatization plan for the Bank, the Audit
Committee and Board of Directors of the Bank gave their approval to payment of three months pay in lieu of advance notice and three months acclimation payments to the Chairman of the Board, the General Manager of the Bank and the Deputy
General Manager of the Bank, should the aforementioned parties leave the employment of the Bank for any reason whatsoever. The three months pay will be paid in lieu of giving three months actual notice as per their current employment agreements. For details of the terms of employment of the Chairman of the Board, the General Manager and the Deputy General Manager, see Note 18A2 of
the financial statements as of December 31, 2007.

Payroll expenses were also affected by losses in real terms of NIS 0.7 million that accrued during the first half of 2008 in severance funds. The amount needed to compensate for such losses in the liability for employee severance pay was included as part of payroll expenses.

Other operating expenses amounted to NIS 4.7 million in the first half of 2008, compared with NIS 4.5 million in the same period of 2007. There was a significant decrease in the all of the components of this item as part of the efficiency plan that was implemented by the Bank in connection with the Run-off
Plan. On the other hand, an increase was recorded in legal consulting expenses in connection with the privatization process of the Bank and with reporting requirements in the U.S.

PROVISION FOR TAXES - The Bank received final assessments for the tax years up to and including 2003. The Bank has tax losses in respect of which a deferred tax asset was not recorded. These losses amounted to NIS 719 million as of
December 31, 2007. The tax loss carryforward may not be offset for purposes of calculating the profit tax. Therefore, in the first half of 2008, the Bank included a provision for profit taxes in an amount of NIS 2.6 million. In the first half of 2007, no provision for taxes was included.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As at June 30, 2008, amounted to NIS 5,645 million, compared with
NIS 6,483 million as at December 31, 2007.

SHAREHOLDERS' EQUITY OF THE BANK INCLUDING PREFERRED SHARES - Amounted to NIS
587 million as at June 30, 2008, compared with NIS 557 million as at December
31, 2007.

From an accounting standpoint, the preferred shares issued by the Bank are classified as a liability and are not included in the shareholders' equity of the Bank. The total amount of liabilities in respect of the preferred shares of the Bank amounted to NIS 389 million (compared with NIS 447 million as at
December 31, 2007). Of the total amount, an amount of NIS 149 million is in respect of participating preferred shares (compared with NIS 171 million as at
December 31, 2007). Until December 31, 2005, the participating preferred shares were classified as part of the shareholders' equity of the Bank. As a result of the implementation of Israeli Accounting Standard No. 22, they were reclassified, commencing January 1, 2006, as a liability in respect of participating preferred shares (for details regarding this change, see Note 1D of the financial statements of the Bank as at December 31, 2007).

This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for the distribution of the balance of assets of the Bank upon liquidation and on the related rights of each class of shares. For details of these rights, see Notes 14, 15, and 16 of the financial statements of the Bank as at December 31, 2007.

TOTAL CREDIT TO THE PUBLIC - As at June 30, 2008 amounted to NIS 4,670 million compared with NIS 5,521 million as at December 31, 2007. The credit data presented above include credit guaranteed by the State that was granted to the
Israel Electric Corporation Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 4,236 million as at June 30, 2008, compared with NIS 4,963 million as at December 31, 2007. Net of such credit, the credit to the public amounts to NIS 434 million as at June 30, 2008, compared with NIS
558 million as at December 31, 2007. This decline reflects the credit portfolio reduction policy being followed by the Bank, and is further to the decrease in credit that commenced in 2002.

SECURITIES - The balance of securities as at June 30, 2008 amounts to NIS 40 million, compared with NIS 46 million as at December 31, 2007. The securities portfolio includes an investment of NIS 9 million in mezzanine funds. In addition, the securities portfolio includes marketable shares in the amount of
NIS 31 million (according to their market value as at June 30, 2008). The market value of the shares includes unrealized gains in the amount of NIS 7.1 million which were credited to a capital reserve, as part of the adjustments in respect of the presentation of available for sale securities to fair value.

                                       17

The Bank has no investments in securities or other asset-backed financial instruments.

DEPOSITS OF THE PUBLIC - Amounted to NIS 39 million as at June 30, 2008, compared with NIS 55 million as at December 31, 2007.

The Bank refrains from accepting new deposits and upon instructions from the
Bank of Israel, it ceased renewing deposits that have reached maturity, subject to certain exceptions. Please note that about half of the balance of deposits as at June 30, 2008 and at December 31, 2007 are deposits related to credit.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as at June 30,
2008 amounted to NIS 4,566 million, compared with NIS 5,319 million as at
December 31, 2007. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS
4,322 million as at June 30, 2008, compared with NIS 5,063 million as at
December 31, 2007.

Another component of these deposits is the CPI-linked deposits that were received from the Government as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling these debts. The balance of the
Government's CPI-linked deposits as at June 30, 2008 amounted to NIS 244 million, compared with NIS 256 million as at December 31, 2007.

DEPOSITS FROM BANKS - The balance of these deposits as at June 30, 2008 amounted to NIS 372 million, compared with NIS 481 million as at December 31, 2007. The entire balance derived from the special line of credit which the Bank of Israel granted to the Bank (of which an amount of NIS 369 million represents the principal of the line of credit and NIS 3 million represents the interest which accrued but has not yet been charged). See Note 1 of the condensed financial statements (the part referring to the credit line of the Bank of Israel) for more information regarding the amounts of interest the Bank was charged by the
Bank of Israel in excess of the "Bank of Israel" rate.

MARKET RISKS AND THEIR MANAGEMENT

Market risk is the risk of impairment of the Bank's capital, which may derive from changes in financial markets that impact on the assets and liabilities of the Bank. Such changes include changes in foreign currency exchange rates, changes in interest rates, the rate of inflation and the prices of shares.

Asset and liability risk management policy is designed to protect against linkage base and interest risks and maintain such risks within the limits of exposure set by the Board of Directors.

Implementation of this policy is debated as part of a committee, the members of which include the General Manager and other members of management, and which usually meets on a weekly basis. In accordance with the approval of the
Supervisor of Banks, granted on November 26, 2003, this management committee serves as the Bank's financial risk manager.

The following is a summary of the major risks to which the Bank is exposed, the limits set by the Bank and the manner and frequency at which the Bank issues reports regarding the level of exposure and the compliance with the limits set:

BASE RISK - The exposure to base risk is measured as the difference between the assets and liabilities (including the impact of futures transactions) in each of the linkage bases. In respect of each of the linkage segments listed above, the
Bank sets out frameworks of maximum permissible surpluses and deficits. These restrictions are set, taking into consideration the composition of the Bank's capital and the current activity of the Bank.

The limits sets by the Board of Directors of the Bank for each of the linkage segments are as follows (in NIS millions):

INDEX-LINKED SEGMENT* - A maximum surplus of NIS 500 million, and a maximum deficit of NIS 50 million.

UNLINKED SHEKEL SEGMENT - A maximum surplus of NIS 100 million, and a maximum deficit of NIS 550 million.

                                       18

FOREIGN CURRENCY/FOREIGN CURRENCY LINKED SEGMENT - A maximum surplus of NIS 50 million, and a maximum deficit of NIS 25 million.

*    In the Index-linked segment, the permissible surplus/deficit is net of the equity of the Bank (including preferred shares classified from an accounting standpoint as liabilities).

The following table presents the surplus of assets over liabilities (liabilities over assets) broken down by linkage segment. The data include off-balance sheet items. The data below are computed after neutralizing liabilities in respect of the Bank's preferred shares which are classified from an accounting standpoint as liabilities, since the Bank's asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to the equity of the Bank.

The following data are in NIS millions:

                                                          FOREIGN
                                                         CURRENCY
                          UNLINKED       CPI-LINKED     DENOMINATED/   NON-MONETARY
                       SHEKEL SEGMENT    SEGMENT (*)       LINKED         ITEMS         TOTAL
                         -----------    -----------     -----------    -----------   -----------

June 30, 2008              (328.1)         872.9            1.9           40.7          587.4
June 30, 2007              (387.6)         845.7           15.1           48.6          521.8
December 31, 2007          (350.6)         854.6            5.5           47.2          556.7

(*)  Including a perpetual deposit with the Treasury (June 30, 2008 in an amount of NIS 873.0 million, June 30, 2007 - NIS 828.0 million, December 31, 2007
     - NIS 848.8 million).

The data presented below indicate that in all of the linkage segments, the exposure is within the limits set by the Board of Directors of the Bank.

An examination conducted on the impact of an increase of 1% in the Consumer
Price Index indicates that the calculated addition to equity amounts to NIS 8.9 million. A decrease of 1% in the Index would result in a decrease in equity of the same amount.

As indicated in Note 8 of the financial statements, the volume of foreign currency assets in currencies other than the dollar is relatively much lower than the volume of the balance sheet of the Bank and amounts to NIS 10.0 million, comprising 0.2% of total assets. The Bank has a marginal surplus of liabilities in such currencies and, therefore, a change in the rates of foreign currencies other than the dollar has a minimal impact on the results of operations of the Bank.

The following table presents the sensitivity of the impact of changes in the exchange rate of the dollar as of June 30, 2008 (in NIS millions) on the results of operations of the Bank:

Percentage change in dollar rate                      (5)%    (10)%      5%     10%
-----------------------------------------------------------------------------------
Impact on the results of operations of  the Bank    (0.4)    (0.8)     0.4     0.8

The abovementioned data are net of the liabilities in respect of the Bank's preferred shares. In addition, the data presented below are calculated without the impact of such changes on other variables (such as interest rates).

INTEREST RISK - The interest risk derives from the impact of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may cause erosion of the Bank's income and equity.

In order to reduce the risk deriving from possible changes in interest rates, the Bank implements a policy of matching, to the extent possible, between the dates of change of interest on the assets to the dates of change of interest on liabilities. In the unlinked shekel segment, the major activity is in variable interest, so that there is a correlation between the dates of changes in interest. In the foreign currency segment, loans at fixed interest are solely back-to-back, so that in this segment too, there is no material lack of correlation between the dates of changes in interest.

                                       19

As part of the limits on the rate of exposure to changes in interest rates, the
Board of Directors of the Bank set limits to the maximum calculated impairment to the equity of the Bank in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The limits are as follows:

UNLINKED SEGMENT - a maximum decrease of NIS 2 million.

INDEX-LINKED SEGMENT - a maximum decrease of NIS 14 million.

FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease of NIS 3 million.

According to the decision of the Board of Directors, the impact of a possible change in interest rates on the computed value of assets and liabilities is measured on a semi-annual basis. This is due to the fact that the Bank does not issue any new credit, making a semi-annual examination adequate for the level of the Bank's activity.

LIQUIDITY RISK

Since the Bank is not permitted to recruit deposits from the public, it relies on the credit line from the Bank of Israel in managing its liquidity.

During 2003, the Bank of Israel issued provisions pertaining to liquidity management. In view of the credit line, the Supervisor of Banks, in his letter dated November 26, 2003, stipulated that the Bank is not required to implement part of those provisions.

SUPERVISION OVER MARKET RISK MANAGEMENT POLICY AND THE MANNER IN WHICH IT IS
IMPLEMENTED

Implementation of the Bank's assets and liability management policy, including the exposure to market risks, is discussed in a committee on which the General
Manager and members of management serve. This committee usually meets once a week. A report on the Bank's assets and liabilities, broken down by linkage bases, is presented at every meeting of the committee.

The controller of the Bank, who is a member of the aforementioned committee, receives a daily report of assets and liabilities by linkage bases and checks the changes that occurred in the assets and liabilities between the dates of the reports to the committee.

In addition, once a month, the committee is presented with a breakdown of the
Bank's securities portfolio.

The Board of Directors of the Bank set out guidelines for the implementation of the Bank's asset and liability management policy, as well as a number of limitations regarding the exposures to market risks. In addition, they set out the means and the dates of reporting and control in respect of compliance with the limitations that were set. Once a quarter, the plenary of the Board of
Directors is furnished with a quarterly report on the management of the financial risks and as part of the deliberations, an updated document covering the risks, the limits set for the risks, the compliance therewith, and an updating of the limits in accordance with the resolutions taken by the Board of
Directors.

MEASUREMENT OF MARKET RISKS

The model used by the Bank in determining the fair value of financial instruments not having a market price is based on the expected cash flows from each of the instruments and the discounting thereof using relevant interest rates.

The calculation that relates to the impact of a change of 1% in the interest rate curve of each linkage segment is also based on the expected cash flows from all of the financial assets and liabilities of the Bank at relevant interest rates for each balance sheet item, with a variance of 1% in each direction.

                                       20

VALUE AT RISK (VAR) - The Bank does not conduct an analysis based on this model.
The Board of Directors of the Bank believes that the model for measuring market risks used by the Bank, which is based mainly on discounted cash flows, is adequate for the activity of the Bank, taking into consideration the following factors:

-    The total volume of the Bank's assets and liabilities.

-    The Run-Off Plan which the Bank has been implementing.

-    The fact that the Bank does not grant new credit or enter into new investments.

-    The fact that the Bank grants credit in foreign currency or in the unlinked shekel segment on the basis of variable interest only. Credit at fixed interest in foreign currency also in the past was based solely on specific sources at back-to-back conditions.

OPERATIONAL RISKS -

The Bank takes various steps to reduce the operational risks to which the Bank may be exposed:

-    The Bank appointed an operational risk manager and an operational risk controller.

-    The Bank operates a computerized control system to identify operational risks in the Bank's operating framework.

-    The Bank conducts, through outside professional parties, periodic assessments to assess operational risk - including the risks of fraud and embezzlement to which it is exposed, and the adequacy of the preventative and compensatory controls designed to reduce such risks. As part of these assessments, recommendations are made, when necessary for improvement and/or expansion of existing controls and/or the institution of new controls.

-    The Bank has a process of management and monitoring of the implementation of the recommendations of the aforementioned risk assessments.

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES AND CRITICAL ACCOUNTING
ESTIMATES

Note 1 of the annual financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared.
The implementation of these accounting principles by the Board of Directors and
Management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the
Bank.

Details relating to the accounting policy on critical issues were presented in the report of the Board of Directors for 2007 in the chapter relating to critical issue policy.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the efficiency of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Law.

With the assistance of external consultants, the Bank established controls and procedures relating to the disclosure, and it maintains a system of internal control relating to the disclosure among the various managers of the Bank, in such a way as to enable compliance with the requirement of this directive.
Management of the Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the efficiency of the controls and procedures relating to the Bank's disclosure. On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are efficient in order to record, process, summarize and report the information the Bank is required to disclose in the annual report in accordance with the reporting to the public directives of the Supervisor of Banks and at the date specified in these directives.

During the course of the quarter ended June 30, 2008, there was no change in the
Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

                                       21

SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank has issued its securities to shareholders in the U.S.A., it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section 404 of
the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission (SEC)
announced that it is postponing the application of Section 404 with respect to companies that are not defined as an "Accelerated Filer", including a foreign issuer that does not meet this definition, so that they will be required to implement the Section only from the fiscal year ending on or after July 15,
2007. In the opinion of the Bank's legal advisors and on the basis of the Bank's valuation of its shares, the Bank does not meet the aforementioned definition of an "Accelerated Filer". As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act only from the financial statements for 2007 that it submits in the U.S.A. On June 20, 2008, the SEC issued a leniency whereby the filing of an external auditor's report on the effectiveness of internal controls pertaining to financial reporting will be required from the fiscal year ended December 15, 2009. In the past year, the
Bank invested significant resources in so as to be in position to implement
Section 404 of the Sarbanes Oxley Act in respect of the 2007 annual report to be filed in the U.S.

In accordance with a directive that was published by the Supervisor of Banks on
December 5, 2005, requirements similar to those included in Section 404 of the
Sarbanes Oxley Act will be imposed on the banks in Israel. In accordance with this directive, the provisions will apply as from the annual financial statements for the year ended December 31, 2008. In accordance with the letter of the Supervisor of Banks dated March 18, 2007, the Bank is entitled not to implement this directive.

ANNUAL REPORTING REQUIREMENTS IN THE U.S.A.

The Bank has to submit an annual report to the United State Securities and
Exchange Commission, on a form known as 20F. The report includes a reconciliation of its financial statements to the accepted accounting principles in the United States (U.S. GAAP). The report for 2007 was to have been filed by
July 15, 2008. The Bank has not yet filed the report. It expects to file the report at the beginning of September 2008.

PROCESS OF APPROVING THE FINANCIAL STATEMENTS

The Board of Directors of the Bank is the body that is charged with the internal control structure of the Bank. In filling this role, the Board of Directors of the Bank utilizes the services of its committees. The committees that assist the board in the area of internal control are the Audit committee and the Balance
Sheet committee. The committee that discusses the draft of the financial statements before they are presented to the Board for approval is the Balance
Sheet committee which has a membership of six directors, including the Chairman of the Board. Three of the members of the Balance Sheet committee are directors having accounting and financial expertise. As part of the financial statement approval process, two meetings of the Balance Sheet committee are held. At the first meeting, deliberations are held concerning the problematic debts and the allowances for doubtful debts. A few days prior to the meeting, the members of the committee receive reviews of the problematic debtors on the basis of the stipulated criteria. At the meeting, a discussion is held regarding the fairness of the allowances for doubtful debts and answers are provided to the questions raised by the directors. At the meeting, the external auditor is also present.
At the second meeting of the Balance Sheet committee, a discussion is held regarding the financial statements. A number of days before this meeting, the members are furnished with a draft of the financial statements, as well as additional accompanying material. Concurrently, a draft of the financial statements is sent to the Disclosure committee which is comprised of members of the management of the Bank and a number of additional senior executives. As part of the meeting of the Disclosure committee, the members of the committee hold discussions and offer their comments regarding the fairness of the disclosure in connection with the major issues relating to the activity of the Bank and to the results of its operations, as reflected in the draft financial statements. The minutes of the meeting of the Disclosure committee are included in the material submitted to the second meeting of the Balance Sheet committee. During the course of the second meeting of the Balance Sheet committee, the results of operations of the Bank for the past year are reviewed, as well as the major changes in the composition of the Bank's assets and liabilities. In addition, a report is presented on the changes that took place in the financial statements when compared to those of previous periods, on changes in accounting presentation (if any occurred) and on the major comments of the members of the disclosure committee.

                                       22

During the meeting answers are provided for the questions raised by the directors. The meeting is attended by the external auditors of the Bank who review the changes in accounting that occurred during the past year and the policies that were implemented during the performance of the audit of the financial statements. The auditor is at the disposal of the members of the committee to answer any question and, where necessary, provides his opinion on accounting issues in connection with the financial statements.

The Bank's financial statements are brought before the plenary of the Board of
Directors for approval. A draft of the financial statements is presented to the members of the board a few days before the meeting. A review is presented and discussions are held in a manner similar to the one described above regarding the second meeting of the Balance Sheet committee.

The meeting is attended by the external auditor of the Bank.

After deliberation, a vote is taken on the basis of which the financial statements are approved.

DISCLOSURE REGARDING THE INTERNAL AUDITOR OF THE BANK

The disclosure regarding the internal auditor of the Bank is as detailed in the report of the Board of Directors for 2007, with no changes occurring therein, except for the extension of his tenure until the earliest of December 31, 2009, the privatization of the Bank, or commencement of liquidation proceedings. On
May 28, 2008, approval of the extension of the tenure of the internal auditor was granted to the Bank by the Supervisor of Banks pursuant to article 11A of the Banking Ordinance - 1941.

EXTENSION OF THE TENURE OF THE CHAIRMAN OF THE BOARD, GENERAL MANAGER AND DEPUTY
GENERAL MANAGER

At its meeting on April 28, 2008, the Board of Directors of the Bank decided to extend the tenure of Dr. R. Cohen as a director and as the Chairman of the
Board, and the tenures of the General Manager of the Bank, Mr. A. Galili and the
Deputy General Manager, Mr. A. Savir, for an additional period to commence on
July 31, 2008 and to end on the earliest of December 31, 2009, at a date to be stipulated by the Bank or when the Bank commences liquidation proceedings. On
May 28, 2008, approval of the extension of the tenure was granted to the Bank by the Supervisor of Banks pursuant to article 11A of the Banking Ordinance - 1941.
On July 13, 2008, the general meeting of the Bank approved the extension of the terms of employment of Dr. R. Cohen for the aforementioned additional period.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as at June 30, 2008 was
42, compared with 43 on December 31, 2007 and 170 employees on January 1, 2002.

During the first half of 2008, there were six plenary sessions of the Board of
Directors and ten meetings of its committees.

The Board of Directors wishes to thank the Bank's management and employees for achieving targets and for their contribution to the Bank's accomplishments in successfully implementing the Run-Off plan.

DR. RAANAN COHEN                                                 URI GALILI
Chairman of the Board                                            General Manager

Tel-Aviv, August 24, 2008

                                       23

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
RATES OF INCOME AND EXPENSES (1)

Reported amounts
                                                                                             THREE MONTHS ENDED JUNE 30,
                                                         ------------------------------------------------------------------------------------------------------
                                                                               2008                                                   2007
                                                         -----------------------------------------------       ------------------------------------------------
                                                                                                RATE OF                                                 RATE OF
                                                                                RATE OF INCOME   INCOME                                RATE OF INCOME    INCOME
                                                                      FINANCING   (EXPENSES)   (EXPENSES)                    FINANCING   (EXPENSES)    (EXPENSES)
                                                         AVERAGE        INCOME   NOT INCLUDING  INCLUDING     AVERAGE          INCOME   NOT INCLUDING  INCLUDING
                                                        BALANCE (2)   (EXPENSES)  DERIVATIVES  DERIVATIVES   BALANCE (2)     (EXPENSES)  DERIVATIVES   DERIVATIVES
                                                         -------       -------      -------      -------       -------        -------      -------      -------
                                                              NIS MILLIONS             %             %              NIS MILLIONS              %            %
                                                         ---------------------      -------      -------       ----------------------      -------      -------

ISRAELI CURRENCY - UNLINKED
Assets                                                     113.4           1.3         4.67                      186.1            2.8         6.16
Effect of ALM derivatives (3)                               17.1           0.2                                    66.7            0.7
Total assets                                               130.5           1.5                      4.68         252.8            3.5                      5.65
Liabilities                                                392.7          (3.2)       (3.30)                     647.3           (5.9)       (3.70)
Effect of ALM derivatives (3)                               34.9          (0.2)                                     --             --
Total liabilities                                          427.6          (3.4)                    (3.22)        647.3           (5.9)                    (3.70)
                                                         -------       -------      -------      -------       -------        -------      -------      -------
Interest margin                                                                        1.37         1.46                                      2.46         1.95
                                                         -------       -------      -------      -------       -------        -------      -------      -------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                     297.6          12.0        17.13                      469.0            8.9         7.81
Effect of ALM derivatives (3)                               35.1           0.8                                      --             --
Total assets                                               332.7          12.8                     16.30         469.0            8.9                      7.81
Liabilities                                                271.7          (8.3)      (12.79)                     311.4           (4.2)       (5.51)
Effect of ALM derivatives (3)                                6.9          (0.3)                                   47.4           (0.7)
Total liabilities                                          278.6          (8.6)                   (12.93)        358.8           (4.9)                    (5.58)
                                                         -------       -------      -------      -------       -------        -------      -------      -------
Interest margin                                                                        4.34         3.37                                      2.30         2.23
                                                         -------       -------      -------      -------       -------        -------      -------      -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                   4,449.8        (154.9)      (13.21)      (13.21)      5,547.5          231.5        17.77        17.77
Liabilities                                              4,423.0         155.6        13.35                    5,506.5         (230.5)      (17.82)
Effect of ALM derivatives (3)                               10.4           1.4                                    19.3            0.3
Total liabilities                                        4,433.4         157.0                     13.43       5,525.8         (230.2)                   (17.73)
                                                         -------       -------      -------      -------       -------        -------      -------      -------
Interest margin                                                                        0.14         0.22                                     (0.05)        0.04
                                                         -------       -------      -------      -------       -------        -------      -------      -------

TOTAL
Monetary assets                                          4,860.8        (141.6)      (11.15)                   6,202.6          243.2        16.63
Effect of ALM derivatives (3)                               52.2           1.0                                    66.7            0.7
Total monetary assets generating financing income        4,913.0        (140.6)                   (10.97)      6,269.3          243.9                     16.49
Monetary liabilities generating financing expenses       5,087.4         144.1        10.86                    6,465.2         (240.6)      (15.74)
Effect of ALM derivatives (3)                               52.2           0.9                                    66.7           (0.4)
Total liabilities generating financing expenses          5,139.6         145.0                     10.82       6,531.9         (241.0)                    (15.6)
                                                         -------       -------      -------      -------       -------        -------      -------      -------
Interest margin                                                                       (0.29)       (0.15)                                     0.89         0.89
                                                         -------       -------      -------      -------       -------        -------      -------      -------

See page 26 for footnotes relating to rates of income and expenses

                                       24

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
-------------------------------------------------------------------------------
RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)

Reported amounts
                                                                                             THREE MONTHS ENDED JUNE 30,
                                                         ------------------------------------------------------------------------------------------------------
                                                                               2008                                                   2007
                                                         -----------------------------------------------       ------------------------------------------------
                                                                                                RATE OF                                                  RATE OF
                                                                                RATE OF INCOME   INCOME                                RATE OF INCOME     INCOME
                                                                      FINANCING   (EXPENSES)   (EXPENSES)                    FINANCING   (EXPENSES)     (EXPENSES)
                                                         AVERAGE        INCOME   NOT INCLUDING  INCLUDING     AVERAGE          INCOME   NOT INCLUDING   INCLUDING
                                                        BALANCE (2)   (EXPENSES)  DERIVATIVES  DERIVATIVES   BALANCE (2)     (EXPENSES)  DERIVATIVES   DERIVATIVES
                                                         -------       -------      -------      -------       -------        -------      -------      -------
                                                              NIS MILLIONS             %             %              NIS MILLIONS              %            %
                                                         ---------------------      -------      -------       ----------------------      -------      -------

Financing commissions and other financing income                           9.1                                                    9.9
Other financing expenses                                                  (2.1)                                                  (2.2)
                                                                       -------                                                -------
Profit from financing operations before allowance
for doubtful debts                                                        11.4                                                   10.6
Allowance for doubtful debts (including general
 and supplementary  allowances)                                            4.7                                                   (1.2)
                                                                       -------                                                -------

Profit (loss) from financing operations after
 allowance for doubtful debts                                             16.1                                                    9.4
Other monetary assets                                      882.4                                                 857.0
General and supplementary allowances for
 doubtful debts                                            (43.9)                                                (49.1)

Non-monetary assets                                         41.9                                                  48.6
                                                         -------                                               -------
Total assets                                             5,741.2                                               7,059.1
                                                         =======                                               =======

Other monetary liabilities                                  77.5                                                  84.3
Non-monetary liabilities                                     0.5                                                   1.1
Capital resources                                          575.8                                                 508.5
                                                         -------                                               -------

Total liabilities and capital resources                  5,741.2                                               7,059.1
                                                         =======                                               =======

See page 26 for footnotes relating to rates of income and expenses

                                       25

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
-------------------------------------------------------------------------------
                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NOMINAL US DOLLARS

                                                                                            THREE MONTHS ENDED JUNE 30,
                                                   -------------------------------------------------------------------------------------------------------------
                                                                           2008                                                     2007
                                                   ---------------------------------------------------       ---------------------------------------------------
                                                                                               RATE OF                                                   RATE OF
                                                                              RATE OF INCOME   INCOME                                   RATE OF INCOME    INCOME
                                                                  FINANCING     (EXPENSES)   (EXPENSES)                    FINANCING     (EXPENSES)     (EXPENSES)
                                                  AVERAGE          INCOME     NOT INCLUDING   INCLUDING     AVERAGE          INCOME     NOT INCLUDING   INCLUDING
                                                 BALANCE (2)     (EXPENSES)    DERIVATIVES   DERIVATIVES   BALANCE (2)     (EXPENSES)    DERIVATIVES   DERIVATIVES
                                                   -------         -------       -------       -------       -------         -------       -------       -------
                                                         $ MILLIONS                 %             %                $ MILLIONS                 %             %
                                                   -----------------------       -------       -------       -----------------------       -------       -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                             1,306.4            21.1          6.62          6.62       1,362.7            23.5          7.08          7.08
Liabilities                                        1,298.6           (20.8)        (6.56)                    1,352.7           (23.4)        (7.10)
Effect of ALM derivatives (3)                          3.0             0.4                                       4.7             0.1
                                                   -------         -------                                   -------         -------
Total liabilities                                  1,301.6           (20.4)                      (6.42)      1,357.4           (23.3)                      (7.04)
                                                                                 -------       -------                                     -------       -------
Interest margin                                                                     0.06          0.20                                        0.02          0.04
                                                                                 -------       -------                                     -------       -------

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2)  Based on monthly opening balances except for the unlinked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

                                       26

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
-------------------------------------------------------------------------------
RATES OF INCOME AND EXPENSES (1)

Reported amounts
                                                                                                          SIX MONTHS ENDED JUNE 30,
                                                           --------------------------------------------------------------------------------------------------------------------
                                                                                   2008                                                              2007
                                                           -------------------------------------------------------         ----------------------------------------------------
                                                                                                          RATE OF                                                       RATE OF
                                                                                       RATE OF INCOME      INCOME                                     RATE OF INCOME    INCOME
                                                                         FINANCING       (EXPENSES)      (EXPENSES)                      FINANCING      (EXPENSES)    (EXPENSES)
                                                           AVERAGE         INCOME       NOT INCLUDING     INCLUDING       AVERAGE          INCOME      NOT INCLUDING   INCLUDING
                                                         BALANCE (2)     (EXPENSES)      DERIVATIVES     DERIVATIVES     BALANCE (2)     (EXPENSES)     DERIVATIVES   DERIVATIVES
                                                           -------         -------         -------         -------         -------         -------        -------       -------
                                                                 NIS MILLIONS                 %               %                 NIS MILLIONS                 %             %
                                                           -----------------------         -------         -------         -----------------------        -------       -------

ISRAELI CURRENCY - UNLINKED
Assets                                                       115.0             4.1            7.26                           217.6             6.1           5.69
Effect of ALM derivatives (3)                                 28.5             0.7                                            75.3             1.7
Total assets                                                 143.5             4.8                            6.80           292.9             7.8                         5.40
Liabilities                                                  410.9            (7.4)          (3.63)                          702.6           (13.7)         (3.94)
Effect of ALM derivatives (3)                                 27.0            (0.4)                                             --              --
Total liabilities                                            437.9            (7.8)                          (3.59)          702.6           (13.7)                       (3.94)
                                                           -------         -------         -------         -------         -------         -------        -------       -------
Interest margin                                                                               3.63            3.21                                           1.75          1.46
                                                           -------         -------         -------         -------         -------         -------        -------       -------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                       317.2            17.5           11.34                           485.7            13.4           5.59
Effect of ALM derivatives (3)                                 27.1             0.8                                              --              --
Total assets                                                 344.3            18.3                           10.91           485.7            13.4                         5.59
Liabilities                                                  276.8           (11.3)          (8.33)                          318.5            (4.9)         (3.10)
Effect of ALM derivatives (3)                                 15.5            (0.6)                                           45.7            (0.9)
Total liabilities                                            292.3           (11.9)                          (8.31)          364.2            (5.8)                       (3.21)
                                                           -------         -------         -------         -------         -------         -------        -------       -------
Interest margin                                                                               3.01            2.60                                           2.49          2.38
                                                           -------         -------         -------         -------         -------         -------        -------       -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                     4,681.6          (458.1)         (18.61)         (18.61)        5,717.4           233.2           8.32          8.32
Liabilities                                                4,652.3           459.9           18.79                         5,660.0          (231.4)         (8.34)
Effect of ALM derivatives (3)                                 13.1             1.0                                            29.6            (0.2)
Total liabilities                                          4,665.4           460.9                           18.78         5,689.6          (231.2)                       (8.29)
                                                           -------         -------         -------         -------         -------         -------        -------       -------
Interest margin                                                                               0.18            0.17                                           0.02          0.03
                                                           -------         -------         -------         -------         -------         -------        -------       -------

TOTAL
Monetary assets                                            5,113.8          (436.5)         (16.34)                        6,420.7           252.7           8.03
Effect of ALM derivatives (3)                                 55.6             1.5                                            75.3             1.7
Total monetary assets generating financing income          5,169.4          (435.0)                         (16.12)        6,496.0           254.4                         7.99
Monetary liabilities generating financing expenses         5,340.0           441.2           15.84                         6,681.1          (250.0)         (7.62)
Effect of ALM derivatives (3)                                 55.6              --                                            75.3            (0.7)
Total liabilities generating financing expenses            5,395.6          441.20                           15.69         6,756.4          (250.7)                       (7.56)
                                                           -------         -------         -------         -------         -------         -------        -------       -------
Interest margin                                                                              (0.50)          (0.43)                                          0.41          0.43
                                                           -------         -------         -------         -------         -------         -------        -------       -------

See page 29 for footnotes relating to rates of income and expenses

                                       27

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
-------------------------------------------------------------------------------
RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)

Reported amounts

                                                                                              SIX MONTHS ENDED JUNE 30,
                                                         ------------------------------------------------------------------------------------------------------
                                                                               2008                                                   2007
                                                         -----------------------------------------------        -----------------------------------------------
                                                                                                RATE OF                                                 RATE OF
                                                                                RATE OF INCOME   INCOME                                RATE OF INCOME    INCOME
                                                                      FINANCING   (EXPENSES)   (EXPENSES)                    FINANCING   (EXPENSES)    (EXPENSES)
                                                         AVERAGE        INCOME   NOT INCLUDING  INCLUDING     AVERAGE          INCOME   NOT INCLUDING  INCLUDING
                                                        BALANCE (2)   (EXPENSES)  DERIVATIVES  DERIVATIVES   BALANCE (2)     (EXPENSES)  DERIVATIVES   DERIVATIVES
                                                         -------       -------      -------      -------       -------        -------      -------      -------
                                                              NIS MILLIONS             %            %               NIS MILLIONS              %            %
                                                         ---------------------      -------      -------       ----------------------      -------      -------

Financing commissions and other financing income                          20.8                                                   20.5
Other financing expenses                                                  (4.3)                                                  (4.9)
                                                                       -------                                                -------
Profit from financing operations before allowance
for doubtful debts                                                        22.7                                                   19.3
Allowance for doubtful debts (including general
 and supplementary  allowances)                                           15.8                                                   (2.2)
                                                                       -------                                                -------

Profit (loss) from financing operations after
 allowance for doubtful debts                                             38.5                                                   17.1
Other monetary assets                                      880.0                                                 858.2
General and supplementary allowances for
 doubtful debts                                            (44.5)                                                (50.4)

Non-monetary assets                                         44.0                                                  49.4
                                                         -------                                               -------
Total assets                                             5,993.3                                               7,277.9
                                                         =======                                               =======

Other monetary liabilities                                  85.5                                                  87.0
Non-monetary liabilities                                     0.5                                                   1.4
Capital resources                                          567.3                                                 508.4
                                                         -------                                               -------

Total liabilities and capital resources                  5,993.3                                               7,277.9
                                                         =======                                               =======

See page 29 for footnotes relating to rates of income and expenses

                                       28

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NOMINAL US DOLLARS

                                                                                           SIX MONTHS ENDED JUNE 30,
                                                   ------------------------------------------------------------------------------------------------------------
                                                                           2008                                                     2007
                                                   ---------------------------------------------------       ---------------------------------------------------
                                                                                              RATE OF                                                   RATE OF
                                                                             RATE OF INCOME    INCOME                                 RATE OF INCOME    INCOME
                                                                 FINANCING     (EXPENSES)    (EXPENSES)                    FINANCING    (EXPENSES)     (EXPENSES)
                                                   AVERAGE         INCOME     NOT INCLUDING   INCLUDING     AVERAGE          INCOME    NOT INCLUDING   INCLUDING
                                                 BALANCE (2)     (EXPENSES)    DERIVATIVES   DERIVATIVES   BALANCE (2)     (EXPENSES)   DERIVATIVES    DERIVATIVES
                                                   -------         -------       -------       -------       -------         -------       -------       -------
                                                         $ MILLIONS                 %             %                 $ MILLIONS                %             %
                                                   -----------------------       -------       -------       -----------------------       -------       -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                             1,316.9            42.4          6.54          6.54       1,376.9            47.2          6.97          6.97
Liabilities                                        1,308.6           (41.8)        (6.49)                    1,363.2           (46.6)        (6.95)
Effect of ALM derivatives (3)                          3.7             0.3                                       7.1             0.1
                                                   -------         -------                                   -------         -------
Total liabilities                                  1,312.3           (41.5)                      (6.42)      1,370.3           (46.5)                      (6.90)
                                                                                 -------       -------                                     -------       -------
Interest margin                                                                     0.05          0.12                                        0.02          0.07
                                                                                 -------       -------                                     -------       -------

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2)  Based on monthly opening balances except for the unlinked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

                                       29

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
                                                                       EXHIBIT B

OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS
Reported amounts

                                                                                    JUNE 30, 2008
                                                          -------------------------------------------------------------------
                                                                                                    SEMI - ANNUAL
                                                                                                    EXPENSE FOR
                                                                                                    THE SPECIFIC
                                                         BALANCE       OFF-BALANCE   TOTAL RISK OF   ALLOWANCE      BALANCE OF
                                                          SHEET        SHEET CREDIT    CREDIT TO         FOR        PROBLEMATIC
                                                      CREDIT RISK (1)     RISK (2)       PUBLIC     DOUBTFUL DEBTS   DEBTS (3)
                                                          -------         -------       -------         -------       -------
                                                                                      NIS MILLIONS
                                                          -------------------------------------------------------------------

Agriculture                                                   0.8             0.1           0.9               -           0.3
Industry                                                    185.0            11.7         196.7            (8.6)        142.6
Construction and real estate                                 43.7            40.7          84.4            (3.9)         75.3
Electricity                                               4,356.2             3.2       4,359.4               -          37.9
Commerce                                                      7.8             2.4          10.2             0.6          10.0
Restaurants and hotels                                       10.8             2.1          12.9            (1.6)          5.3
Transport and storage                                        12.4               -          12.4               -             -
Communications and computer services                          3.4             0.4           3.8               -           2.0
Financial services                                           27.7            56.6          84.3               -           1.8
Other business services                                      23.5             2.6          26.1               -           7.3
Public and community services                                38.8             0.1          38.9               -          22.9
Private households                                            3.5               -           3.5               -           0.3
                                                          -------         -------       -------         -------       -------
Total                                                     4,713.6           119.9       4,833.5           (13.5)        305.7
                                                          =======         =======       =======         =======       =======
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)                       106.9             0.8         107.7           (10.2)         54.8
Local authorities and entities controlled by them             3.0               -           3.0               -             -

(1)  Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2)  Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3)  Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                       30

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
                                                                       EXHIBIT B

OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS

Reported amounts
                                                                                     JUNE 30, 2007
                                                          -------------------------------------------------------------------
                                                                                                    SEMI - ANNUAL
                                                                                                     EXPENSE FOR
                                                                                                     THE SPECIFIC
                                                         BALANCE        OFF-BALANCE  TOTAL RISK OF     ALLOWANCE    BALANCE OF
                                                          SHEET        SHEET CREDIT   CREDIT TO           FOR       PROBLEMATIC
                                                      CREDIT RISK (1)     RISK (2)      PUBLIC      DOUBTFUL DEBTS   DEBTS (3)
                                                          -------         -------       -------         -------       -------
                                                                                       NIS MILLIONS
                                                          -------------------------------------------------------------------

Agriculture                                                   5.5             0.4           5.9               -          1.0
Industry                                                    302.4            12.8         315.2             4.8        202.0
Construction and real estate                                 85.5            63.4         148.9             2.2        117.5
Electricity                                               5,714.7             3.7       5,718.4               -         37.8
Commerce                                                     20.5             5.6          26.1            (0.7)        20.4
Restaurants and hotels                                       11.4             2.1          13.5               -          8.7
Transport and storage                                        22.2               -          22.2               -            -
Communications and computer services                          5.0               -           5.0             0.3          4.4
Financial services                                           35.7            78.5         114.2             0.1         19.0
Other business services                                      35.5             1.4          36.9            (0.9)        14.9
Public and community services                                79.1             0.2          79.3               -         27.1
Private households                                            4.0               -           4.0             0.1          0.3
                                                          -------         -------       -------         -------      -------
Total                                                     6,321.5           168.1       6,489.2             5.9        453.1
                                                          =======         =======       =======         =======      =======
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)                       191.5             0.8         192.3             0.7         85.6
Local authorities and entities controlled by them             5.2               -           5.2               -            -

(1)  Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2)  Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3)  Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                       31

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
                                                                       EXHIBIT B

OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS

Reported amounts
                                                                                    DECEMBER 31, 2007
                                                          -------------------------------------------------------------------
                                                                                                    SEMI - ANNUAL
                                                                                                     EXPENSE FOR
                                                                                                     THE SPECIFIC
                                                         BALANCE        OFF-BALANCE   TOTAL RISK OF   ALLOWANCE   BALANCE OF
                                                          SHEET        SHEET CREDIT    CREDIT TO         FOR        PROBLEMATIC
                                                      CREDIT RISK (1)     RISK (2)       PUBLIC     DOUBTFUL DEBTS   DEBTS (3)
                                                          -------         -------       -------         -------       -------
                                                                                      NIS MILLIONS
                                                          -------------------------------------------------------------------

Agriculture                                                   5.2             0.6           5.8            (0.2)         1.0
Industry                                                    264.6            12.1         276.7            (7.2)       179.6
Construction and real estate                                 56.4            65.3         121.7             0.6        102.4
Electricity                                               5,083.5             3.2       5,086.7               -         38.0
Commerce                                                     14.3             5.6          19.9            (0.6)        16.8
Restaurants and hotels                                        8.9             2.1          11.0               -          7.5
Transport and storage                                        19.2               -          19.2               -            -
Communications and computer services                          3.8             0.4           4.2             0.8          2.0
Financial services                                           32.6            70.8         103.4            (1.2)         2.7
Other business services                                      32.1             3.4          35.5             0.8          8.9
Public and community services                                42.6             0.1          42.7            (0.4)        30.9
Private households                                            3.6               -           3.6               -          0.3
                                                          -------         -------       -------         -------      -------
Total                                                     5,566.8           163.6       5,730.4            (7.4)       390.1
                                                          =======         =======       =======         =======      =======
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)                       173.8             1.4         175.2            (6.3)        78.0
Local authorities and entities controlled by them             4.0               -           4.0               -            -

(1)  Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2)  Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3)  Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                       32

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the "Bank") for the quarter ended June 30, 2008
     (hereinafter - the "Report").

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
U. Galili - General Manager

August 24, 2008

                                       33

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the "Bank") for the quarter ended June 30, 2008
     (hereinafter - the "Report").

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
Rimon Shmaya - Comptroller

August 24, 2008

                                       34

                         THE INDUSTRIAL DEVELOPMENT BANK
                                OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2008

                                       35

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS OF JUNE 30, 2008
--------------------------------------------------------------------------------

CONTENTS

                                                                            PAGE

Auditors' Review Report                                                      37

Balance Sheets                                                               39

Statements of Income                                                         40

Statement of Shareholders' Equity                                            41

Notes to the Financial Statements                                            44

                                       36

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

The Board of Directors
The Industrial Development Bank of Israel Limited
TEL AVIV

Dear Gentlemen/Ladies,

RE:   REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE
      SIX-MONTH PERIOD ENDED JUNE 30, 2008

At your request, we reviewed the condensed interim balance sheet of The
Industrial Development Bank of Israel Limited (hereinafter - the "Bank") as of
June 30, 2008 and the condensed interim statement of income and the condensed interim statement of shareholders' equity for the six and three-month periods then ended. Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the
Supervisor of Banks.

We would call attention to the following:

A.   Note 1 of the condensed interim financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special line of credit that was provided to the Bank by the Bank of Israel, the decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of Directors to restrict the license of the Bank and to limit its duration until the end of the "Run-Off " plan, the announcement of the Governor of the Bank of Israel regarding the restriction of the Bank's license and its being revoked as from August 1, 2008, and the decision of the Ministerial Committee for
     Social and Economic Affairs (the Social Economic Cabinet) to approve and extend the "Run-Off" plan, as above (hereinafter - the Government decision extending the "Run-Off" plan), the decision of the Government regarding the privatization of the Bank, and the submission of a request for court approval of a compromise plan and arrangement pursuant to Article 350 of the Companies Law between the Bank and its shareholders, all as detailed in the said note.

                                       37

     Note 1 states, among other things, that "Notwithstanding the fact that the
     Run-Off plan ended on July 31, 2008, the Bank intends on continuing to focus on the collection of its credit portfolio even after that date, as it did previously, until the completion of the sale of the shares of the Bank as part of the arrangement plan or until other developments occur in connection with the affairs of the Bank, in the event that the sale of the shares is not realized."

B.   Note 9 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, all as detailed in the aforementioned note.

The condensed interim financial statements do not contain any adjustments in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue operating as a "Going Concern".

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

August 24, 2008

                                       38

                               The Industrial Development Bank of Israel Limited

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

REPORTED AMOUNTS
                                                           JUNE 30,
                                                    ----------------------      DECEMBER 31,
                                                     2008            2007           2007
                                                    -------        -------        -------
                                                  (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                                    -------        -------        -------
                                                 NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                                    -------        -------        -------

ASSETS

Cash and deposits with banks                           33.1           42.9           33.8

Securities                                             40.3           48.5           46.3

Credit to the public                                4,670.5        6,273.1        5,521.1

Credit to governments                                  21.1           33.6           24.7

Fixed assets                                            0.6            0.9            0.8

Other assets                                            6.9            7.0            7.2

Perpetual deposits with the Israeli Treasury          873.0          828.0          848.8
                                                    -------        -------        -------

Total assets                                        5,645.5        7,234.0        6,482.7
                                                    =======        =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                 39.5           62.2           54.6

Deposits of banks                                     372.1          584.0          481.2

Deposits of the Government                          4,566.0        5,986.4        5,319.2

Perpetual deposit                                       0.1            0.1            0.1

Capital notes                                          17.6           25.1           20.2

Other liabilities                                      62.8           54.4           50.7

Non-participating preferred shares                    240.5          304.9          276.0

Participating preferred shares                        148.7          188.4          170.6
                                                    -------        -------        -------

Total liabilities                                   5,447.3        7,205.5        6,372.6
                                                    -------        -------        -------

Shareholders' equity                                  198.2           28.5          110.1
                                                    -------        -------        -------

Total liabilities and shareholders' equity          5,645.5        7,234.0        6,482.7
                                                    =======        =======        =======

 ---------------------       ---------------------         ---------------------
   DR. RAANAN COHEN               URI GALILI                   RIMON SHMAYA
 Chairman of the Board          General Manager                Comptroller

August 24, 2008

The accompanying notes are an integral part of the condensed financial statements.

                                       39

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

Reported amounts

                                   THREE MONTHS ENDED JUNE 30  SIX MONTHS ENDED JUNE 30   YEAR ENDED
                                     ---------------------      ---------------------     DECEMBER 31
                                       2008          2007          2008        2007          2007
                                     -------       -------      -------       -------      -------
                                   (UNAUDITED)   (UNAUDITED)  (UNAUDITED)   (UNAUDITED)   (AUDITED)
                                     -------       -------      -------       -------      -------
                                  NIS MILLIONS  NIS MILLIONS NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                     -------       -------      -------       -------      -------

Profit from financing
 operations before
 allowance for doubtful debts           11.4          10.6         22.7          19.3         29.3
Allowance for doubtful debts            (4.7)          1.2        (15.8)          2.2        (13.8)
                                     -------       -------      -------       -------      -------
Profit from financing
 operations after
 allowance for doubtful debts           16.1           9.4         38.5          17.1         43.1
                                     -------       -------      -------       -------      -------
OPERATING AND OTHER INCOME
Operating commissions                    0.2           0.3          0.3           0.5          1.1
Gains (losses)from
 investments in shares                   0.4           1.5         (0.3)          5.7          8.7
Other income                             0.3           0.8          0.8           1.7          1.7
                                     -------       -------      -------       -------      -------
Total operating and
 other income                            0.9           2.6          0.8           7.9         11.5
                                     -------       -------      -------       -------      -------
OPERATING AND
 OTHER EXPENSES
Salaries and related expenses            4.8           5.2         10.5          10.1         18.5
Retirement of employees                    -             -         11.0             -            -
Maintenance and depreciation
 of buildings and equipment              0.8           0.7          1.5           1.4          2.9
Other expenses                           2.7           2.0          4.7           4.5          9.4
                                     -------       -------      -------       -------      -------
Total operating and
 other expenses                          8.3           7.9         27.7          16.0         30.8
                                     -------       -------      -------       -------      -------
Operating profit before
 taxes on income                         8.7           4.1         11.6           9.0         23.8
Tax provision on
 operating profit                        0.9             -          2.6             -          1.6
                                     -------       -------      -------       -------      -------

NET EARNINGS                             7.8           4.1          9.0           9.0         22.2
                                     =======       =======      =======       =======      =======

NET EARNINGS PER SHARE
 IN NIS
"A" ordinary shares                    516.5         271.5        596.0         596.0      1,470.2

The accompanying notes are an integral part of the condensed financial statements.

                                       40

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Reported amounts

                                                       THREE MONTHS ENDED JUNE 30, 2008 (UNAUDITED)
                                        ---------------------------------------------------------------------------
                                                                        ADJUSTMENTS
                                         SHARE          ACCUMULATED        FROM
                                        CAPITAL        DIFFERENCE ON   PRESENTATION
                                          AND          TRANSLATION     OF AVAILABLE-
                                        PREMIUM             OF           FOR-SALE                          TOTAL
                                          ON            CPI LINKED      SECURITIES     ACCUMULATED      SHAREHOLDERS'
                                        SHARES           DEPOSIT       AT FAIR VALUE     DEFICIT           EQUITY
                                        -------          -------          -------        -------           -------
                                                                       NIS MILLIONS
                                        ---------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD                            207.1            439.7              6.2         (507.6)            145.4
Net earnings for the period                   -                -                -            7.8               7.8
Adjustments from present-
 ation of available-for-sale
 securities at market value                   -                -              0.9              -               0.9
Translation differences
 relating to a perpetual
  deposit                                     -             44.1                -              -              44.1
                                        -------          -------          -------        -------           -------

BALANCE AS AT THE END OF THE
  PERIOD                                  207.1            483.8              7.1         (499.8)            198.2
                                        =======          =======          =======        =======           =======

                                                       THREE MONTHS ENDED JUNE 30, 2007 (UNAUDITED)
                                        ---------------------------------------------------------------------------
                                                                        ADJUSTMENTS
                                        SHARE          ACCUMULATED         FROM
                                       CAPITAL        DIFFERENCE ON    PRESENTATION
                                         AND           TRANSLATION     OF AVAILABLE-
                                       PREMIUM              OF           FOR-SALE                          TOTAL
                                          ON            CPI LINKED      SECURITIES     ACCUMULATED      SHAREHOLDERS'
                                        SHARES           DEPOSIT       AT FAIR VALUE     DEFICIT           EQUITY
                                        -------          -------          -------        -------           -------
                                                                       NIS MILLIONS
                                        ---------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD                            207.1            339.7               6.6         (526.1)             27.3
Net earnings for the period                   -                -                 -            4.1               4.1
Adjustments from present-
 ation of available-for-sale
 securities at market value                   -                -               2.2              -               2.2
Translation differences
 relating to a perpetual
  deposit                                     -             (5.1)                -              -              (5.1)
                                        -------          -------           -------        -------           -------

BALANCE AS AT THE END OF THE
  PERIOD                                  207.1            334.6               8.8         (522.0)             28.5
                                        =======          =======           =======        =======           =======

The accompanying notes are an integral part of the financial statements.

                                       41

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

Reported amounts

                                                       SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)
                                        ---------------------------------------------------------------------------
                                                                        ADJUSTMENTS
                                         SHARE          ACCUMULATED        FROM
                                        CAPITAL        DIFFERENCE ON   PRESENTATION
                                          AND          TRANSLATION     OF AVAILABLE-
                                        PREMIUM             OF           FOR-SALE                          TOTAL
                                          ON            CPI LINKED      SECURITIES     ACCUMULATED      SHAREHOLDERS'
                                        SHARES           DEPOSIT       AT FAIR VALUE     DEFICIT           EQUITY
                                        -------          -------          -------        -------           -------
                                                                        NIS MILLIONS
                                        ---------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE YEAR                              207.1            402.3              9.5          (508.8)            110.1
Net earnings for the period                   -                -                -             9.0               9.0
Adjustments from present-
 ation of available-for-sale
 securities at fair value                     -                -             (2.4)              -              (2.4)
Translation differences
 relating to a perpetual
  deposit                                     -             81.5                -               -              81.5
                                        -------          -------          -------         -------           -------

BALANCE AS AT THE END OF THE
PERIOD                                    207.1            483.8              7.1          (499.8)            198.2
                                        =======          =======          =======         =======           =======

                                                       SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED)
                                        ---------------------------------------------------------------------------
                                                                        ADJUSTMENTS
                                        SHARE           ACCUMULATED        FROM
                                       CAPITAL        DIFFERENCE ON   PRESENTATION
                                         AND           TRANSLATION     OF AVAILABLE-
                                       PREMIUM              OF           FOR-SALE                          TOTAL
                                          ON            CPI LINKED      SECURITIES     ACCUMULATED      SHAREHOLDERS'
                                        SHARES           DEPOSIT       AT FAIR VALUE     DEFICIT           EQUITY
                                        -------          -------          -------        -------           -------
                                                                        NIS MILLIONS
                                        ---------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE YEAR                              207.1            335.2               8.7         (531.0)             20.0
Net earnings for the period                   -                -                 -            9.0               9.0
Adjustments from present-
 ation of available-for-sale
 securities at fair value                     -                -               0.1              -               0.1
Translation differences
 relating to a perpetual
  deposit                                     -             (0.6)                -              -              (0.6)
                                        -------          -------           -------        -------           -------

BALANCE AS AT THE END OF THE
PERIOD                                    207.1            334.6               8.8         (522.0)             28.5
                                        =======          =======           =======        =======           =======

The accompanying notes are an integral part of the financial statements.

                                       42

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

Reported amounts

                                                          YEAR ENDED DECEMBER 31, 2007 (AUDITED)
                                        ---------------------------------------------------------------------------
                                                                        ADJUSTMENTS
                                         SHARE          ACCUMULATED        FROM
                                        CAPITAL         DIFFERENCE ON  PRESENTATION
                                          AND          TRANSLATION     OF AVAILABLE-
                                        PREMIUM             OF           FOR-SALE                          TOTAL
                                          ON            CPI LINKED      SECURITIES     ACCUMULATED      SHAREHOLDERS'
                                        SHARES           DEPOSIT       AT FAIR VALUE     DEFICIT           EQUITY
                                        -------          -------          -------        -------           -------
                                                                        NIS MILLIONS
                                        ---------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE YEAR                              207.1            335.2              8.7         (531.0)             20.0
Net earnings                                  -                -                -           22.2              22.2
Adjustments from present-
 ation of available-for-sale
 securities at market value                   -                -              0.8              -               0.8
Translation differences
 relating to a perpetual
  deposit                                     -             67.1                -              -              67.1
                                        -------          -------          -------        -------           -------

BALANCE AS AT THE END OF THE
  YEAR                                    207.1            402.3              9.5         (508.8)            110.1
                                        =======          =======          =======        =======           =======

The accompanying notes are an integral part of the financial statements.

                                       43

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
-------------------------------------------------------------------------------

NOTE 1 - THE "RUN OFF" PLAN, THE GOVERNMENT'S DECISION REGARDING THE
         PRIVATIZATION OF THE BANK, SUBMISSION OF THE COMPROMISE AND ARRANGEMENT
         PLAN BETWEEN THE BANK AND ITS SHAREHOLDERS, AND THE SPECIAL LINE OF
         CREDIT OF THE BANK OF ISRAEL

     On July 6, 2008, the Bank filed a petition with the Tel Aviv-Jaffa District
     Court for the approval of a compromise and arrangement plan, pursuant to article 350 of the Companies Law - 1999 (the "Companies Law"), between the
     Bank and its shareholders, the central aspect of which was the blueprint for the sale of most of the shares of the Bank and the redemption of the balance of the shares (the "Arrangement Plan"). The petition requires the approval of the meetings of the various classes of shareholders of the Bank and the approval of the court. The meetings of the various classes have not yet been convened and the aforementioned approvals have not yet been granted.

     For additional details regarding the compromise arrangement, see below.

     In a letter dated January 29, 2006, the Bank was notified by the Governor of the Bank of Israel as follows:

          >>   The banking license granted to the Bank on June 4, 1989 will be restricted whereby the Bank may not engage in any business that it did not engage in prior to receipt of the license (until receipt of such license, the Bank operated as an investment financing bank). Without detracting from the generality of the above, the Bank may not accept any new deposits and may not renew deposits

          >>   The Bank's banking license will be revoked as from August 1,
               2008.

          On August 1, 2008, the Bank's "banking license" expired, in accordance with the aforementioned letter of the Governor of the Bank of Israel, dated January 29, 2006.

     THE RUN-OFF PLAN AND THE IMPLEMENTATION THEREOF

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank of Israel placed a special line of credit at the disposal of the Bank. The Bank ceased furnishing credit and its activity focused on collecting its credit portfolio as described in greater detail below.

     On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's
     Board of Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The central aspect of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities. On July
     29, 2003, the Ministerial Committee for Social and Economic Affairs (the
     Social Economic Cabinet) approved the adoption of the aforementioned plan for the period that was to have ended, in accordance with the decision, on
     July 29, 2006.

                                       44

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - THE "RUN OFF" PLAN, THE GOVERNMENT'S DECISION REGARDING THE
         PRIVATIZATION OF THE BANK, SUBMISSION OF THE COMPROMISE AND ARRANGEMENT
         PLAN BETWEEN THE BANK AND ITS SHAREHOLDERS, AND THE SPECIAL LINE OF
         CREDIT OF THE BANK OF ISRAEL (CONT.)

     On July 26, 2005 the Bank's Board of Directors approved the extension of the "Run-Off" plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's
     Board of Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31,
     2008).

     On October 10, 2005, the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved the extension of the Bank's
     "Run-Off" plan until July 31, 2008.

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's assets and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel.

     In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank is prohibited from granting new credit and concentrates its activities on collecting the existing credit. In the first half of 2008, the Bank continued implementing the Run-Off Plan, reducing monetary credit to the public and reducing deposits of the public as well.

     The Bank is prohibited from accepting new deposits and, in accordance with the instructions of the Bank of Israel, it no longer renews existing deposits which have matured, except for certain instances. Commencing
     August 1, 2008, the date on which the banking license of the Bank expired, the Bank became subject to a restriction pursuant to the Banking Law
     (Licensing) - 1981, whereby the number of depositors in the Bank shall not exceed twenty nine.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and in the Bank's operating expenses.

     Notwithstanding the fact that the Run-Off Plan ended on July 31, 2008, the
     Bank intends on continuing to focus on the collection of its credit portfolio even after that date, as it did previously, until the sale of the shares of the Bank as part of the Arrangement Plan is completed or until other developments occur in connection with the affairs of the Bank, in the event that the sale of the shares is not realized.

     The financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue operating as a "Going Concern".

     GOVERNMENT DECISION REGARDING THE PRIVATIZATION OF THE BANK

     On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank, as part of a petition to approve the arrangement pursuant to Article 350 of the
     Companies Law. The full wording of the resolution was publicized by the
     Bank in its Immediate Report on April 30, 2008. The privatization resolution stipulates, among other things, the following:

     o    The shares of the State in the Bank shall be sold, as one block, by way of a private placement, to an investor or group of investors from
          Israel and/or abroad (the "Purchaser"), as part of the blueprint for the sale, including the transfer of all of the shares of the Bank, including those held by the public, to the Purchaser (the "Sale").

     o    Until the completion of the sale, the Bank shall continue collecting its credit portfolio.

                                       45

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - THE "RUN OFF" PLAN, THE GOVERNMENT'S DECISION REGARDING THE
         PRIVATIZATION OF THE BANK, SUBMISSION OF THE COMPROMISE AND ARRANGEMENT
         PLAN BETWEEN THE BANK AND ITS SHAREHOLDERS, AND THE SPECIAL LINE OF
         CREDIT OF THE BANK OF ISRAEL (CONT.)

     o    The Accountant General of the Ministry of Finance is authorized to carry out, among other things, the following steps:

          a.   To refund to the Bank, by the later of July 31, 2008 or until the approval by the court of the Arrangement Plan pursuant to Article
               350, the perpetual deposit that was deposited by the Bank with the Accountant General, plus linkage differentials in accordance with the agreements between the State and the Bank pertaining to the perpetual deposit. As a condition of the refunding of the perpetual deposit, it shall be guaranteed to the satisfaction of the Accountant General that the funds of the deposit shall be used by the Bank, as a first priority, to repay the balance of the special line of credit placed at the disposal of the Bank by the Bank of Israel.

          b.   To pay to the Bank, for purposes of redeeming preferred D shares and preferred DD shares not held by the State:

               1.   Interest in respect of the perpetual deposit in an amount
                    equal to the accumulated dividend that was not paid to the preferred D shareholders and the preferred DD shareholders, except the State, from July 1, 2002 through the date of the redemption of the shares.

               2.   A premium at a rate of 5.625% of the par value of the D
                    shares not held by the State.

          c.   To take steps to have the Bank assign the unpaid balance of the loan granted to the Israel Electric Company Ltd. in favor of the
               Accountant General or another banking corporation to be
               stipulated by the Accountant General.

     o    The employees of the Bank will be paid a privatization remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to the execution thereof.

     The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the bank that was assessed by the Finance Ministry and the Government Companies Authority.
     Within this framework, the Government Companies Authority publicized on
     June 17, 2007 a request for information ("RFI") in which it announced, among other things, that the State of Israel, through the Government
     Companies Authority, was requesting information from parties interested in purchasing the Bank. The Bank was informed by the Government Companies
     Authority that requests had been received from twelve companies and individuals.

     On March 18, 2008, a memorandum of principles was signed between the State and the C, CC and CC1 shareholders and some of the Ordinary Preference shareholders of the Bank, whereby the parties to the memorandum agreed, among other things, to cooperate in carrying out the blueprint for the sale of the shares of the Bank. The complete version of the memorandum of principles and the document of agreements that was attached thereto were also publicized as part of the Immediate Report made by the Bank on April
     30, 2008. Please note that the banks whose names appear on the memorandum of principles as part of the parties to the document did not sign the document.

     REQUEST FOR APPROVAL OF THE COMPROMISE AND ARRANGEMENPLAN T PURSUANT TO
     ARTICLE 350 OF THE COMPANIES LAW - 1999 BETWEEN THE BANK AND ITS
     SHAREHOLDERS

     Further to the Government resolution regarding the privatization of the
     Bank and in accordance with the resolution of the Board of Directors of the
     Bank at its meeting of May 26, 2008, the Bank filed a petition with the Tel
     Aviv - Jaffa District Court on July 6, 2008 to approve the compromise plan and arrangement pursuant to Article 350 of the Companies Law between the
     Bank and its shareholders.

                                       46

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - THE "RUN OFF" PLAN, THE GOVERNMENT'S DECISION REGARDING THE
         PRIVATIZATION OF THE BANK, SUBMISSION OF THE COMPROMISE AND ARRANGEMENT
         PLAN BETWEEN THE BANK AND ITS SHAREHOLDERS, AND THE SPECIAL LINE OF
         CREDIT OF THE BANK OF ISRAEL (CONT.)

     Prior to passing the resolution regarding the filing of the petition to have the Arrangement Plan approved, the Board of Directors was presented with the opinion of an expert regarding the reasonableness of the criterion for determining the minimum price at which the sale of the Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, as well as the document dated March 9, 2008, prepared by Professor A. Barnea, who assessed the alternative of liquidating the
     Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of September 30, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of Professor A. Barnea constitutes part of the Arrangement Plan and its full version was publicized by the Bank in an Immediate Report dated March 12, 2008. In addition, the Board of Directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders, which according to the Arrangement Plan constitutes an alternative to the sale of the shares of the Bank in the event that such sale is not realized.

     The resolution of the Board of Directors regarding the submission of the
     Arrangement Plan was passed after the Board of Directors reached a decision in view of, among other things, the conclusions and findings in the aforementioned two opinions and in the aforementioned document of Professor
     A. Barnea, that the alternative of selling the shares of the Bank, which stands at the center of the Arrangement Plan, may be more beneficial to the public shareholders than the alternative of liquidating the Bank.

     The Arrangement Plan was included in the Immediate Report made by the Bank on May 27, 2008 (except of minor changes. This description matches the plan that was included in the petition that was filed by the Bank on July 6,
     2008). A brief description follows:

     The Arrangement Plan includes three parts (two of which are alternatives)
     which the shareholders and the court will be asked to approve.

     1.   The first part will be implemented immediately upon the approval of the Arrangement Plan (by the meetings of the class of shareholders and the court). Pursuant to the first part, the State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflects the proceeds of the issuance of the DD shares held by the public (which will continue to be maintained as a dollar-linked deposit). The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit placed at its disposal by the Bank of Israel. The originating motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

     2.   Pursuant to the second part (the sales arrangement), all of the shares of the Bank, except for the D and DD shares not held by the State, will be sold by the parties holding them (the State and the public) as part of the sales process to be implemented by the Government
          Companies Authority.

                                       47

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - THE "RUN OFF" PLAN, THE GOVERNMENT'S DECISION REGARDING THE
         PRIVATIZATION OF THE BANK, SUBMISSION OF THE COMPROMISE AND ARRANGEMENT
         PLAN BETWEEN THE BANK AND ITS SHAREHOLDERS, AND THE SPECIAL LINE OF
         CREDIT OF THE BANK OF ISRAEL (CONT.)

     The D and DD shares not held by the State will be redeemed according to the terms of their issue: the D shares at their full dollar par value, plus a premium of 5.625%, plus the entire preferred dividend in arrears in respect of such shares, and the DD shares at their full dollar par value plus the entire preferred dividend in arrears in respect of such shares. The redemption of the amount of the principal will come from the resources of the Bank while the payment of the premium and the preferred dividend in arrears will be financed by funds provided to the Bank by the State of
     Israel.

     If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "MINIMUM PRICE"), the consummation of the sale shall be subject to the approval of the meeting of the C-class shareholders (C, CC and CC1) by a majority of 75% of the value represented by the vote. The
     State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the Minimum Price.

     The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas prepared by Professor A.
     Barnea as part of the document he prepared, which is attached to the
     Arrangement Plan.

     The State shall refund to the Bank part of the perpetual deposits it still has, in accordance to the description of part 1 above.

     The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the Bank, employees of the
     Bank, or the State. In addition, the Bank will waive any claim, demand, or suit toward the State in connection with the perpetual deposit, the payment of interest in respect thereof, and its refunding to the Bank.

     The Bank will assign its rights to the loan it placed at the disposal of the Israel Electric Company Ltd. and to the State deposit which served as a source of such loan. The rights will be assigned to the party to which the
     Bank is instructed by the Accountant General.

     The conditions for the performance of the second part (the sales arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

The third part (the dividend arrangement) is an alternative to the second part
(the sale arrangement) and it shall be carried out in the event that the sales arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the Bank or if the general meeting of the
Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and CC1 shares, on the earliest of December 31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of 6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July
31, 2008 until the date of the actual payment to the shareholders. The State will pay the Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of 6% accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the Bank.

                                       48

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - THE "RUN OFF" PLAN, THE GOVERNMENT'S DECISION REGARDING THE
         PRIVATIZATION OF THE BANK, SUBMISSION OF THE COMPROMISE AND ARRANGEMENT
         PLAN BETWEEN THE BANK AND ITS SHAREHOLDERS, AND THE SPECIAL LINE OF
         CREDIT OF THE BANK OF ISRAEL (CONT.)

     Pursuant to the third part, the State will waive any claim, demand or suit against the Bank, the receiver of the Bank, and the liquidation account of the Bank in connection with 50% of the preferred dividend in arrears accrued on the D and DD shares held by the State in respect of the period from July 1, 2002 through July 31, 2008, and the holders of C, CC and CC1 shares will waive any claim, demand, or suit in connection with the perpetual deposit, its return to the Bank, the payment of interest thereon, and the non-distribution of the dividend during the period until the payment to them of half of the preferred dividend in arrears, as mentioned above (without such waiver of the holders of the C, CC and CC1 shares detracting from their rights under the articles of the Bank to accumulate a preferred dividend in respect of their shares, including in relation to the aforementioned period).

     Subject to the implementation of the dividend arrangement, the Bank will waive any claim, demand, or suit toward the State in connection with the payment of interest in respect of part of the perpetual deposit which reflects the considerations of the issuance of the Group C shares, and the
     Group D shares that are owned by the State (without it detracting from any claim, demand, or suit of the Bank in connection with the payment of the interest on the balance of the perpetual deposit) and in respect of the refund of the perpetual deposit by the State.

     It is hereby clarified and emphasized that the above is solely a condensed description of the major features of the Arrangement Plan. It does not replace the full version of the Arrangement Plan as submitted to the court for approval.

     Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in capital, then concurrent with the submission of a request to the court to approve the Arrangement Plan, on
     July 6, 2008, the Bank submitted to the court a request to reduce its capital. Therefore, execution of the arrangement shall be also subject to the approval of the court in connection with the request to reduce the capital of the Bank.

     The court approved the convening of the meetings of the classes of shareholders for purposes of approving the arrangement, but the actual invitations to the meetings have not been sent out due to the prior need to arrange certain technical matters connected with the execution of the arrangement.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     The terms of the special line of credit that was provided to the Bank by the Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005 and from
     April 13, 2008, and the principal terms are as follows:

     o    The credit line will be in effect until the earlier of December 31,
          2008 or receipt of the approval by the court of the Arrangement Plan between all of the shareholders of the Bank, the State and the Bank pursuant to Article 350 of the Companies Law - 1999.

     o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the letter of the Governor of the Bank of Israel dated October 30, 2005.

                                       49

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - THE "RUN OFF" PLAN, THE GOVERNMENT'S DECISION REGARDING THE
         PRIVATIZATION OF THE BANK, SUBMISSION OF THE COMPROMISE AND ARRANGEMENT
         PLAN BETWEEN THE BANK AND ITS SHAREHOLDERS, AND THE SPECIAL LINE OF
         CREDIT OF THE BANK OF ISRAEL (CONT.)

     o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     o    The interest on the utilized credit was until July 31, 2008 the "Bank of Israel interest rate", following which date it will be equal to the
          "Bank of Israel rate", plus 1.5%

     o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     o    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     In the abovementioned letter of the Governor of the Bank of Israel dated
     October 30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

     The decision of the Ministerial Committee for Social and Economic Affairs
     from October 10, 2005 provides as follows:

     1)   The Government is responsible for the repayment of the credit line as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

     2)   If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of
          Israel in a debenture dated November 14, 2002, which was amended on
          December 29, 2005 and on June 12, 2008).

     According to the decision of the Ministerial Committee on Privatization passed on April 29, 2008, the Bank will repay the entire special line of credit when executing the arrangement pursuant to article 350 of the
     Companies Law, or by December 31, 2008 or by a later date to be approved by the Bank of Israel to extend the credit line. In coordination with the
     Accountant General and the Government Companies Authority, the parties will take steps to postpone the repayment of the special credit line granted by the Bank of Israel and to extend the guarantees of the Bank and the State which were granted to the Bank of Israel to secure the repayment of funds.

     The utilized balance of the special line of credit from the Bank of Israel
     (not including interest accrued but not yet charged) as of June 30, 2008 was NIS 369 million, compared with NIS 476 million as at December 31, 2007.
     The utilized balance as of June 30, 2008 is NIS 181 million lower than the framework stipulated by the Bank of Israel for the conclusion of the
     Run-Off Plan.

     The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate"
     which were charged by the Bank of Israel from August 2002 until July 29,
     2003 (the date the Ministerial Committee for Social and Economic Affairs
     first approved the Bank's "Run-Off" plan), in the total amount of NIS 85 million (as calculated by the Bank). On May 1, 2007, the Bank issued an
     Immediate Report to the Israel Securities Authority and to the Tel Aviv
     Stock Exchange in which it gave notice that as part of the contacts it had with the Bank of Israel, it was made clear that the issue of the recouping of the surplus interest to the Bank will be assessed upon the complete repayment of the special line of credit.

                                       50

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - THE "RUN OFF" PLAN, THE GOVERNMENT'S DECISION REGARDING THE
         PRIVATIZATION OF THE BANK, SUBMISSION OF THE COMPROMISE AND ARRANGEMENT
         PLAN BETWEEN THE BANK AND ITS SHAREHOLDERS, AND THE SPECIAL LINE OF
         CREDIT OF THE BANK OF ISRAEL (CONT.)

     The Bank is continuing its negotiations with the Bank of Israel in connection with the recoupment of the aforementioned surplus interest.
     During the second quarter of 2008, a process was initiated between the Bank and the Bank of Israel to examine and work out the aforementioned amount.

NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as at
     December 31, 2007. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2007 and for the year then ended, together with their accompanying notes.

     According to the directives of the Bank of Israel, issued on March 18,
     2008, the scope of the disclosure required in the quarterly financial statements of banking institutions was expanded. The effective date of the directive is from the financial statements as of June 30, 2008. In accordance with the transition provisions set out in this directive, no comparative amounts were included in the notes relating to the same quarter of 2007, in the event that no such information was reported in 2007.

     In accordance with the letter of the Supervisor of Banks dated May 29,
     2008, the financial statements of the Bank shall be presented according to the directives and guidelines of the Supervisor of Banks, for a period of three years following the cancellation of the Bank's "banking license"
     (August 1, 2008).

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION

     A.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the Standard). The Standard stipulates that entities subject to the Securities Law - 1968 and that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, the financial statements of which are presented in accordance with the provisions and guidelines of the Supervisor of
          Banks.

          In relating to the manner in which banking institutions are to implement the Standard, the Supervisor of Banks notified banking institutions that:

          o    He intends on setting down on a regular basis provisions for the implementation of Israeli standards issued by the Israel
               Accounting Standards Board and which are based on IFRS that do not relate to the core banking business.

                                       51

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION (CONT.)

          o    In the second half of 2009, he will publicize his decision regarding the date of implementation of IFRS standards that relate to the core banking business. In doing so, he will take into consideration the results of the process of adoption of these standards in Israel on the one hand and the progress of the process of convergence between IFRS and U.S. standards on the other hand.

          o    Therefore, relating to the core banking business, the financial statements of a banking institution presented in accordance with the provisions and guidelines of the Supervisor of Banks will continue to be presented on the basis of the U.S. standards as stipulated in the provisions for reporting to the public.

     B.   In December 2006, the Israel Accounting Standards Board issued
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and its Controlling Shareholder" issued by the
          Israel Accounting Standards Board (hereinafter - the "Standard"). The
          Standard replaces the Securities Regulations (Financial Statement
          Presentation of a Transaction between a Company and its Controlling
          Shareholder) - 1996 as adopted in the provisions for reporting to the public of the Supervisor of Banks. The Standard stipulates that assets and liabilities which were the subject of a transaction between an entity and its controlling shareholders shall be measured at the date of the transaction at fair value and that the difference between the fair value and the consideration of the transaction be carried to shareholders' equity. Any difference with a debit balance is in effect a dividend which reduces retained earnings. Any difference with a credit balance constitutes an investment by the owners and shall be presented separately as part of shareholders' equity under the title
          "Capital Reserve deriving from a transaction between the entity and its controlling shareholder".

          The Standard deals with three issues in connection with transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity from the controlling shareholder, or the opposite, transfer of an asset from the controlling shareholder to the entity; the assumption of a liability of the entity to a third party, in whole or in part, by the controlling shareholder, indemnification of the entity by the controlling shareholder in respect of an expense, the waiver of the controlling shareholder to the entity regarding a debt due to him from the entity, in whole or in part; and loans granted to the controlling shareholder or loans received from the controlling shareholder. In addition, the Standard sets forth the disclosure to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder carried out after January 1, 2007 and to loans granted to or received from the controlling shareholder prior to the effective date of the Standard, commencing on the effective date.

          As of the date of release of the financial statements, the Supervisor of Banks had not yet issued his provisions regarding the manner of adoption of the Standard by banking institutions, if at all.

                                       52

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION (CONT.)

     C.   Directive on the Measurement and Disclosure of Impaired Debts, Credit
          Risk and a Provision for credit Losses - On December 31, 2007, the
          Supervisor of Banks issued a directive on "Measurement and Disclosure of Impaired Debts, Credit Risk, and a Provision for Credit Losses".
          The directive was brought up for discussion at the advisory committee of the Bank of Israel on matters related to banking affairs.

          The directive is based on accounting principles generally accepted by banks in the U.S. The underlying principles of the directive constitute a significant change versus the current provisions relating to the classification of problematic debts and the measurement of the provision for doubtful debts in respect of credit losses. The new directive sets out explicit guidelines regarding the classification of impaired debts, credit risk, the measurement of the provisions for credit losses, the accounting write-offs of debts and revenue recognition in respect of debts. Moreover the new guidelines set out detailed requirements for the conducting of a systematic process to set up provisions for credit losses and to save documentation in support of the process and the provisions.

          The new directive is scheduled to go into effect commencing with the financial statements as of January 1, 2010. The directive set out transition provisions to implement in the annual financial statements of 2007 and in the financial statements to be issued during 2008 and
          2009. The transition provisions for the financial statements of 2007 relate to the major details of the directive, information regarding the preparations of the banking institution for the implementation of the directive and data pertaining to the expected impact (direction and scope) of the initial implementation of the directive on shareholders' equity as of January 1, 2010. The transition provision for the financial statements of 2009 include, in addition to the above, disclosure of quantitative data on the impact of the adoption of the new guidelines on:

          -    The recorded credit debt balance as of January 1, 2010, broken down by component.

          -    The balance of the provision for credit losses as of January 1,
               2010, broken down by component.

          -    The balances included in the required disclosure in the report of the Board of Directors as of January 1, 2010.

          -    The balance of the provision for credit losses in respect of off-balance sheet credit instruments as of January 1, 2010.

          -    The balance of current taxes or deferred taxes receivable or payable in respect of the provision for credit losses and
               accounting write-offs as of January 1, 2010.

          -    The impact on the shareholders' equity as of January 1, 2010.

     In its letter to the Bank dated August 12, 2007, the Bank of Israel notified the Bank that it has permission not to take steps to prepare for the implementation of the aforementioned directive.

                                       53

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 4 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF
         DEVIATIONS FROM CERTAIN DEBT LIMITS

     As stated in Note 1G of the Bank's financial statements as at December 31,
     2007, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing purchases of means of control in corporate entities and in respect of deviations from the limit of sector indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

     In his letter dated July 27, 2008, the Supervisor of Banks announced that as a result of the cancellation of the Bank's "banking license" on August
     1, 2008, the Bank was exempt for the requirement to comply with the aforementioned restrictions.

                                       54

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 5 - SECURITIES

     A.   COMPOSITION

                                                            JUNE 30, 2008
                                ----------------------------------------------------------------------
                                                             NON-REALIZED  NON-REALIZED
                                                              GAINS FROM    LOSSES FROM
                                CARRYING        REDUCED    ADJUSTMENTS TO  ADJUSTMENTS TO       FAIR
                                 VALUE          COST (1)      FAIR VALUE     FAIR VALUE       VALUE (2)
                                -------         -------         -------        -------         -------
                                                            REPORTED AMOUNTS
                                ----------------------------------------------------------------------
                                                              NIS MILLIONS
                                ----------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                    0.2             0.2               -              -             0.2
Shares of others                   40.1            33.0             7.3           (0.2)        (3)40.1
                                -------         -------         -------        -------         -------
Total available-
 for-sale securities               40.3            33.2          (4)7.3           (0.2)           40.3
                                -------         -------         -------        -------         -------

Total securities                   40.3            33.2             7.3           (0.2)        (3)40.3
                                =======         =======         =======        =======         =======

                                                            DECEMBER 31, 2007
                                ----------------------------------------------------------------------
                                                             NON-REALIZED   NON-REALIZED
                                                              GAINS FROM    LOSSES FROM
                                CARRYING        REDUCED     ADJUSTMENTS TO ADJUSTMENTS TO       FAIR
                                 VALUE          COST (1)      FAIR VALUE     FAIR VALUE        VALUE (2)
                                -------         -------         -------        -------         -------
                                                            REPORTED AMOUNTS
                                ----------------------------------------------------------------------
                                                              NIS MILLIONS
                                ----------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                    0.5             0.5               -              -          0.5
Shares of others                   45.8            36.3             9.5              -      (3)45.8
                                -------         -------         -------        -------      -------
Total available-
 for-sale securities               46.3            36.8          (4)9.5              -         46.3
                                -------         -------         -------        -------      -------

Total securities                   46.3            36.8             9.5              -      (3)46.3
                                =======         =======         =======        =======      =======

(1)  In shares - cost less a provision for decline in value when necessary.

(2)  Fair value data are usually based on stock market prices which do not necessarily reflect the price that will be received upon the sale of a large volume of securities.

(3)  Including shares for which fair value data is not readily accessible, presented on the basis of written down cost of NIS 9.9 million (December
     31, 2007 - NIS 11.8 million).

(4)  Included in shareholders' equity in the item entitled "Adjustments in respect of the presentation of available for sale securities at fair value".

B.   For information pertaining to the reclassification of the balance of a customer's debt to the item entitled "Securities", see Note 4E of the financial statements as of December 31, 2007.

Note: For details of the results of the activity in investment in bonds, see
      Note 11. For details of the results of the activity in investment in shares, see Note 12.

                                       55

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 6 - ALLOWANCE FOR DOUBTFUL DEBTS

REPORTED AMOUNTS
                                                                FOR THE THREE MONTHS ENDED JUNE 30 (UNAUDITED)
                                       -----------------------------------------------------------------------------------------------
                                                          2008                                                2007
                                       ------------------------------------------           ------------------------------------------
                                      SPECIFIC        SUPPLEMENTARY                        SPECIFIC       SUPPLEMENTARY
                                     ALLOWANCE (*)    ALLOWANCE (**)       TOTAL          ALLOWANCE (*)    ALLOWANCE (**)       TOTAL
                                       -------           -------          -------           -------           -------          -------
                                    NIS MILLIONS      NIS MILLIONS     NIS MILLIONS      NIS MILLIONS      NIS MILLIONS     NIS MILLIONS
                                       -------           -------          -------           -------           -------          -------

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD                                  564.5              43.8            608.3             656.7              49.2            705.9
                                       -------           -------          -------           -------           -------          -------

Allowance provided
 during the period                         1.6                 -              1.6               4.3               0.5              4.8
Reduction of allowance                    (5.1)             (0.9)            (6.0)             (1.5)             (1.7)            (3.2)
Collection of debts written
  off in the past                         (0.3)                -             (0.3)             (0.4)                -             (0.4)
                                       -------           -------          -------           -------           -------          -------
Amount carried to
 statement of income                      (3.8)             (0.9)            (4.7)              2.4              (1.2)             1.2
                                       -------           -------          -------           -------           -------          -------

Debts written off***                     (18.1)                -            (18.1)            (49.0)                -            (49.0)
                                       -------           -------          -------           -------           -------          -------

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD                   542.6              42.9            585.5             619.1              48.0            658.1
                                       =======           =======          =======           =======           =======          =======

Including - balance of
 allowance not deducted
 from credit to public                     1.1                 -              1.1               3.0                 -              3.0
                                       -------           -------          -------           -------           -------          -------

                                       56

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 6 - ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

REPORTED AMOUNTS
                                                                FOR THE THREE MONTHS ENDED JUNE 30 (UNAUDITED)
                                       -----------------------------------------------------------------------------------------------
                                                          2008                                                2007
                                       ------------------------------------------           ------------------------------------------
                                      SPECIFIC        SUPPLEMENTARY                        SPECIFIC       SUPPLEMENTARY
                                     ALLOWANCE (*)    ALLOWANCE (**)       TOTAL          ALLOWANCE (*)    ALLOWANCE (**)       TOTAL
                                       -------           -------          -------           -------           -------          -------
                                    NIS MILLIONS      NIS MILLIONS     NIS MILLIONS      NIS MILLIONS      NIS MILLIONS     NIS MILLIONS
                                       -------           -------          -------           -------           -------          -------

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD (AUDITED)                        572.6              45.2            617.8             658.3              51.7            710.0
                                       -------           -------          -------           -------           -------          -------

Allowance provided
 during the period                         2.1                 -              2.1              11.0               0.6             11.6
Reduction of allowance                    (7.6)             (2.3)            (9.9)             (4.7)             (4.3)            (9.0)
Collection of debts written
  off in the past                         (8.0)                -             (8.0)             (0.4)                -             (0.4)
                                       -------           -------          -------           -------           -------          -------
Amount carried to
 statement of income                     (13.5)             (2.3)           (15.8)              5.9              (3.7)             2.2
                                       -------           -------          -------           -------           -------          -------

Debts written off***                     (16.5)                -            (16.5)            (54.1)                -            (54.1)
                                       -------           -------          -------           -------           -------          -------

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD                   542.6              42.9            585.5             610.1              48.0            658.1
                                       =======           =======          =======           =======           =======          =======

Including - balance of
 allowance not deducted
 from credit to public                     1.1                 -              1.1               3.0                 -              3.0
                                       -------           -------          -------           -------           -------          -------

(*)      Not including allowance for interest on non-income bearing credit.
(**)     Including the general allowance for doubtful debts.
(***)    Less collection of debts erased in prior years.

                                       57

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
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NOTE 7 - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
         BANKS

Following is the calculation of capital adequacy in accordance with Directives
Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal Capital Ratio"
and "Capital Allocation with respect to Exposure to Market Risks":

A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                                  JUNE 30         JUNE 30    DECEMBER 31
                                   2008            2007         2007
                                 --------       --------      --------
                                 REPORTED        REPORTED     REPORTED
                                 AMOUNTS         AMOUNTS       AMOUNTS
                                 --------       --------      --------
                               NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                 --------       --------      --------

First tier capital                  190.8           19.6         100.4
Second tier capital (1)             190.8           19.6         100.4
                                 --------       --------      --------

Total capital                       381.6           39.2         200.8
                                 ========       ========      ========

B.   WEIGHTED-BALANCES OF CREDIT RISK

                                              JUNE 30, 2008                    JUNE 30, 2007                   DECEMBER 31, 2007
                                         ----------------------          ------------------------          ------------------------
                                                       WEIGHTED                          WEIGHTED                          WEIGHTED
                                                        CREDIT                            CREDIT                            CREDIT
                                        BALANCES(2)  RISK BALANCES     BALANCES(2)     RISK BALANCES     BALANCES(2)     RISK BALANCES
                                         -------        -------          -------          -------          -------          -------
                                                                            REPORTED AMOUNTS
                                         ------------------------------------------------------------------------------------------
                                                                              NIS MILLIONS
                                         ------------------------------------------------------------------------------------------

ASSETS
Cash and deposits with banks                33.1            6.1             42.9              7.8             33.8              5.6
Securities                                  40.3           32.9             48.5             48.5             46.3             36.8
Credit to the public (1)                 4,670.5          425.4          6,273.1            665.3          5,521.1            547.8
Credit to governments and
 perpetual deposits with the
 Israeli Treasury                          894.0              -            861.5                -            873.5                -
Premises and equipment                       0.6            0.6              0.9              0.9              0.8              0.8
Other assets                                 6.9            1.3              7.0              1.3              7.2              2.0
                                         -------        -------          -------          -------          -------          -------

Total assets                             5,645.4          466.3          7,233.9            723.8          6,482.7            593.0
                                         =======        =======          =======          =======          =======          =======

OFF-BALANCE SHEET FINANCIAL
 INSTRUMENTS
Transactions representing credit risk      134.8          119.6            188.7            167.5            180.4            163.4
Derivative financial instruments            47.5            0.9             74.7              1.5             47.5              0.9
                                         -------        -------          -------          -------          -------          -------

Total off-balance sheet financial
 instruments                               182.3          120.5            263.4            169.0            227.9            164.3
                                         -------        -------          -------          -------          -------          -------

Total credit risk assets                 5,827.7          586.8          7,497.3            892.8          6,710.6            757.3
Market risk                                    -          490.1                -            597.6                -            548.0
                                         -------        -------          -------          -------          -------          -------

Total risk assets                        5,827.7        1,076.9          7,497.3          1,490.4          6,710.6          1,305.3
                                         =======        =======          =======          =======          =======          =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     (2)  Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

                                       58

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 7 - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
         BANKS (CONT.)

C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                          JUNE 30       JUNE 30    DECEMBER 31
                                                                           2008          2007         2007
                                                                           ----          ----         ----
                                                                            %              %            %
                                                                           ----          ----         ----

Ratio of first tier capital to total risk assets                           17.7           1.3          7.7
Ratio of second tier capital to total risk assets                          17.7           1.3          7.7
                                                                           ----          ----         ----

Ratio of total first and second tier capital to total risk assets          35.4           2.6         15.4
                                                                           ====          ====         ====

                                       59

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 8 - REPORT ON ASSETS AND LIABILITIES BY LINKAGE BASES

REPORTED AMOUNTS

                                                                         JUNE 30, 2008 (UNAUDITED)
                                        ---------------------------------------------------------------------------------------
                                                                        FOREIGN CURRENCY OR LINKED
                                           ISRAELI CURRENCY                      THERETO
                                        -----------------------          ------------------------
                                                       LINKED TO           US               OTHER       NON-MONETARY
                                       UNLINKED         THE CPI          DOLLAR          CURRENCIES        ITEMS         TOTAL
                                        -------         -------          -------           -------        -------       -------
                                      NIS MILLIONS   NIS MILLIONS     NIS MILLIONS      NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                        -------         -------          -------           -------        -------       -------

ASSETS
Cash and deposits
 with banks                                18.7             2.4             11.9               0.1              -          33.1
Securities                                    -             0.2                -                 -           40.1          40.3
Credit to the public                       85.1           260.0          4,315.5               9.9              -       4,670.5
Credit to governments                         -             3.5             17.6                 -              -          21.1
Fixed assets                                  -               -                -                 -            0.6           0.6
Other assets                                6.2             0.4                -                 -            0.3           6.9
Perpetual deposits with
 the Israeli Treasury                         -           873.0                -                 -              -         873.0
                                        -------         -------          -------           -------        -------       -------

Total assets                              110.0         1,139.5          4,345.0              10.0           41.0       5,645.5
                                        -------         -------          -------           -------        -------       -------

LIABILITIES
Deposits of the public                     21.4            17.6              0.5                 -              -          39.5
Deposits of banks                         372.1               -                -                 -              -         372.1
Deposits of the Government                    -           243.7          4,322.3                 -              -       4,566.0
Perpetual deposit                           0.1               -                -                 -              -           0.1
Capital notes                                 -               -             17.6                 -              -          17.6
Other liabilities                          20.9            40.3              1.3                 -            0.3          62.8
Non-participating shares                      -               -            240.5                 -              -         240.5
Preferred participating shares                -               -            148.7                 -              -         148.7
                                        -------         -------          -------           -------        -------       -------

Total liabilities                         414.5           301.6          4,730.9                 -            0.3       5,447.3
                                        -------         -------          -------           -------        -------       -------

Difference                               (304.5)          837.9           (385.9)             10.0           40.7         198.2

Forward transactions, net                 (23.6)           35.0                -             (11.4)             -             -
                                        -------         -------          -------           -------        -------       -------

Total                                    (328.1)          872.9           (385.9)             (1.4)          40.7         198.2
                                        =======         =======          =======           =======        =======       =======

                                       60

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 8 - REPORT ON ASSETS AND LIABILITIES BY LINKAGE BASES (CONT.)

REPORTED AMOUNTS

                                                                          JUNE 30, 2007 (UNAUDITED)
                                        ----------------------------------------------------------------------------------------
                                                                         FOREIGN CURRENCY OR LINKED
                                           ISRAELI CURRENCY                       THERETO
                                        -----------------------           -------------------------
                                                       LINKED TO            US               OTHER       NON-MONETARY
                                       UNLINKED         THE CPI           DOLLAR          CURRENCIES        ITEMS         TOTAL
                                        -------         -------           -------           -------        -------       -------
                                      NIS MILLIONS   NIS MILLIONS      NIS MILLIONS      NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                        -------         -------           -------           -------        -------       -------

ASSETS
Cash and deposits
 with banks                                17.6             7.4              14.7               3.2              -          42.9
Securities                                    -             0.4                 -                 -           48.1          48.5
Credit to the public                      146.5           401.7           5,708.4              16.5              -       6,273.1
Credit to governments                         -             5.2              25.1               3.3              -          33.6
Fixed assets                                  -               -                 -                 -            0.9           0.9
Other assets                                6.6               -                 -                 -            0.4           7.0
Perpetual deposits with
 the Israeli Treasury                         -           828.0                 -                 -              -         828.0
                                        -------         -------           -------           -------        -------       -------

Total assets                              170.7         1,242.7           5,748.2              23.0           49.4       7,234.0
                                        -------         -------           -------           -------        -------       -------

LIABILITIES
Deposits of the public                     32.8            28.5               0.9                 -              -          62.2
Deposits of banks                         580.7               -                 -               3.3              -         584.0
Deposits of the Government                    -           280.8           5,705.6                 -              -       5,986.4
Perpetual deposit                           0.1               -                 -                 -              -           0.1
Capital notes                                 -               -              25.1                 -              -          25.1
Other liabilities                          17.6            33.6               1.6               0.8            0.8          54.4
Non-participating shares                      -               -             304.9                 -              -         304.9
Preferred participating shares                -               -             188.4                 -              -         188.4
                                        -------         -------           -------           -------        -------       -------

Total liabilities                         631.2           342.9           6,226.5               4.1            0.8       7,205.5
                                        -------         -------           -------           -------        -------       -------

Difference                               (460.5)          899.8            (478.3)             18.9           48.6          28.5

Forward transactions, net                  72.9           (54.1)                -             (18.8)             -             -
                                        -------         -------           -------           -------        -------       -------

Total                                    (387.6)          845.7            (478.3)              0.1           48.6          28.5
                                        =======         =======           =======           =======        =======       =======

                                       61

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 8 - REPORT ON ASSETS AND LIABILITIES BY LINKAGE BASES (CONT.)

REPORTED AMOUNTS

                                                                    DECEMBER 31, 2007 (AUDITED)
                                   ----------------------------------------------------------------------------------------
                                                                   FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                       THERETO
                                   -----------------------           -------------------------
                                                  LINKED TO            US               OTHER       NON-MONETARY
                                  UNLINKED         THE CPI           DOLLAR          CURRENCIES        ITEMS         TOTAL
                                   -------         -------           -------           -------        -------       -------
                                 NIS MILLIONS   NIS MILLIONS      NIS MILLIONS      NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                   -------         -------           -------           -------        -------       -------

ASSETS
Cash and deposits
 With banks                           20.3             3.8               9.6               0.1              -          33.8
Securities                               -             0.5                 -                 -           45.8          46.3
Credit to the public                 104.0           340.2           5,060.2              16.7              -       5,521.1
Credit to governments                    -             4.5              20.2                 -              -          24.7
Fixed assets                             -               -                 -                 -            0.8           0.8
Other assets                           6.1               -                 -                 -            1.1           7.2
Perpetual deposits with
 the Israeli Treasury                    -           848.8                 -                 -              -         848.8
                                   -------         -------           -------           -------        -------       -------

Total assets                         130.4         1,197.8           5,090.0              16.8           47.7       6,482.7
                                   -------         -------           -------           -------        -------       -------

LIABILITIES
Deposits of the public                29.4            24.7               0.5                 -              -          54.6
Deposits of banks                    481.2               -                 -                 -              -         481.2
Deposits of
 the Government                          -           256.6           5,062.6                 -              -       5,319.2
Perpetual deposit                      0.1               -                 -                 -              -           0.1
Capital notes                            -               -              20.2                 -              -          20.2
Other liabilities                     16.8            31.9               1.5                 -            0.5          50.7
Non participating shares                 -               -             276.0                 -              -         276.0
Participating shares                     -               -             170.6                 -              -         170.6
                                   -------         -------           -------           -------        -------       -------

Total liabilities                    527.5           313.2           5,531.4                 -            0.5       6,372.6
                                   -------         -------           -------           -------        -------       -------

Difference                          (397.1)          884.6            (441.4)             16.8           47.2         110.1

Forward transactions, net             46.5           (30.0)                -             (16.5)             -             -
                                   -------         -------           -------           -------        -------       -------

Total                               (350.6)          854.6            (441.4)              0.3           47.2         110.1
                                   =======         =======           =======           =======        =======       =======

                                       62

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 9 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

                                           JUNE 30      DECEMBER 31
                                            2008           2007
                                            -----          -----
                                           REPORTED       REPORTED
                                           AMOUNTS        AMOUNTS
                                            -----          -----
                                         NIS MILLIONS   NIS MILLIONS
                                            -----          -----

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                  114.4          157.9
Guarantees to apartment purchasers           16.0           17.9
Other guarantees and liabilities              4.4            4.6

     B.   OTHER LIABILITIES AND COMMITMENTS

                                           JUNE 30      DECEMBER 31
                                            2008           2007
                                            -----          -----
                                           REPORTED       REPORTED
                                           AMOUNTS        AMOUNTS
                                            -----          -----
                                         NIS MILLIONS   NIS MILLIONS
                                            -----          -----

Rental contracts for offices                  1.3            1.8
Outsourced computer services                  1.1            2.2
Storage and archive services                  0.2            0.2

     C.   LEGAL CLAIMS

     Legal actions were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims, including the motion to certify a claim as a class action, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

     Following are details of legal actions against the Bank in material amounts:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers.

                                       63

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
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NOTE 9 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

          The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. The Bank delegated an attorney to represent it in the claim and the motion for approval. The hearing on the motion was held on May 26, 2005. On June 18, 2006, the Court decided to reject the motion to approve the suit as a derivative suit and awarded the defendants court costs and attorney fees. On September
          18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the Supreme Court. The parties submitted written summaries, and the completion of oral claims was held on February 21, 2008. The Supreme Court has not yet rendered its ruling on the appeal. In the opinion of the Bank's legal counsel, since the claim is a derivative action in which the Bank is only a formal respondent, the Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     2)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf.

          Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the
          circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the
          Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated.

          A preliminary hearing on the originating motions took place on January
          12, 2006. In the reply of the Minister of Finance to the originating motions prior to the aforementioned preliminary hearing, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered.

                                       64

                               The Industrial Development Bank of Israel Limited

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NOTE 9 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

          On August 5, 2007, a ruling was handed down by the Tel Aviv District
          Court whereby it rejected the opening motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the preferred shares of the Bank, the interest on the perpetual deposits of the Bank with the Treasury does not accrue. At its meeting on October 9, 2007, the Board of Directors of the Bank
          discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its opening motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
          Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate
          clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). Such clarification was not forthcoming and the appeal of the Bank was submitted to the Supreme Court on January 6, 2008. At the aforementioned meeting on October 9, 2007, the Board of Directors of the Bank also decided that in view of the ruling handed down by the
          Tel Aviv District Court on the originating motion of the Bank, it would be prudent for the Bank to take steps towards the renewal of the distribution of the dividend and as such, it decided to take a number of steps including convening a general meeting of the Bank and recommending to the general meeting to amend the Articles of
          Association of the Bank so as to remove the existing impediment therein against the renewal of a dividend distribution to the preferred shareholders of the Bank. The general meeting of the Bank convened on January 7, 2008 and rejected the proposed amendments to the Articles of Association of the Bank. On February 5, 2008, the
          financial entities that filed the originating motion against the Bank submitted a request to the court to add the State as an additional respondent to the originating motion due to, among other reasons, the vote of the State at the general meeting of the Bank against the proposed amendments to the Bank's Articles of Association, as mentioned above.

          On February 24, 2008, the Bank responded to the request of the financial entities stating that it had no objection to having the
          State added as an additional respondent to the originating motion. On
          March 18, 2008, a "document of agreements" was signed between the Bank and the financial entities. In the document, the parties reached an agreement whereby, among other things, as part of the arrangement pursuant to Article 350 of the Companies Law - 1999, an arrangement that is to be submitted by the Bank to the court for approval and which deals with the sale of the shares of the Bank or alternatively a partial payment of the preferred dividend to the holders of preferred
          C, CC, and CC1, shares, it shall be stipulated that when the arrangement is approved by the court, the originating motion that was filed by the financial entities will be rejected and the appeal filed by the Bank against the decision of the Tel Aviv District Court on the matter of the rejection of the originating motion would also be rejected. In addition, subject to the receipt of the amounts due to the holders of the preferred C, CC, and CC1 shares (including the financial entities) as part of the arrangement, they will waive their claims and suits in connection with the dividend. A petition to approve the arrangement was filed by the Bank on July 6, 2008. As a result of the filing of the petition, the parties to the originating motion filed by the aforementioned financial institutions are not at present advancing the proceedings. In the opinion of the Bank's legal counsel, the chances that the court will require the Bank to pay the dividend, as above, without its being financed by the State (as interest on the perpetual deposits of the Bank with the Treasury) are remote.

                                       65

                               The Industrial Development Bank of Israel Limited

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NOTE 9 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     3)   In December 2007, a suit was filed against the Bank in the Tel Aviv-
          Jaffa Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of the Bank which received in the past credit from the Bank to finance a construction project. As alleged in the suit, the Bank overcharged the plaintiff's account with the bank in respect of interest and commissions, without its consent or against agreements with it. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. The Bank transferred the handling of this suit to an attorney. The Bank filed a countersuit in respect of the debit balance with the Bank.

     4)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million, against the Bank, the receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver.
          According to the statement of claim, the Bank agreed to allow the plaintiffs who were the owners of the workshop to find a purchaser for the workshop by themselves, but when the potential purchaser that the owners found heard that the workshop was in receivership, he entered into an agreement with the Bank and the receiver for the purchase of the workshop at an amount that was lower than the amount that he undertook to pay the plaintiffs. The plaintiffs also claim that the
          Bank and the receiver did not insure the premises and equipment of the workshop and, therefore, they are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on behalf of the Bank.

     5)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS 1.4 million against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with the financing of the Bank. The plaintiff company allegedly performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt.

          Furthermore, it contends that at the time it had entered into the agreement with the promoter, the Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank. On March 14, 2006, the suit against the receiver was summarily dismissed, but the suit against the
          Bank and the owner of the property (who has since passed away)
          remained in place.

                                       66

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NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 9 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     6)   In June 2004, two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June
          20, 2005 the aforementioned plaintiffs filed a request for a partial ruling in the amount of NIS 415 thousand, in respect of amounts the payment of which was approved by the Ministry of Finance Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.
          In the meantime, the evidentiary phase of the hearing was concluded, as well as the summations in the actual suit, so that the court will now be able to render its decision on the entire case. The decision has not yet been rendered.

     7)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     8)   In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy. On June 29, 2008, a court decision was rendered, as part of which the mediation agreement between the parties to the suit was approved, whereby all of the disputes between them were resolved, without the former manager of the
          Bank, who was one of the defendants, was required to make any payments.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 14 million.

                                       67

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 10 - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Denominated amount of ALM derivative instruments (1)

                             JUNE 30, 2008              DECEMBER 31, 2007
                           ------------------          ------------------
                        CPI/SHEKEL     FOREIGN      CPI/SHEKEL     FOREIGN
                         INTEREST      CURRENCY      INTEREST      CURRENCY
                         CONTRACTS     CONTRACTS    CONTRACTS      CONTRACTS
                           ----          ----          ----          ----
                            REPORTED AMOUNTS            REPORTED AMOUNTS
                           ------------------          ------------------
                       NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                           ----          ----          ----          ----

Forward contracts          35.9          11.4          30.4          17.0
                           ----          ----          ----          ----

Total                      35.9          11.4          30.4          17.0
                           ====          ====          ====          ====

     (1)  Derivatives constituting part of the asset and liability management of the Bank, not designated for hedging purposes.

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of ALM derivative instruments (1)

                                    JUNE 30, 2008             DECEMBER 31, 2007
                                   ----------------          -----------------
                               CPI/SHEKEL     FOREIGN     CPI/SHEKEL    FOREIGN
                                INTEREST      CURRENCY     INTEREST     CURRENCY
                                CONTRACTS    CONTRACTS    CONTRACTS     CONTRACTS
                                   ---          ---          ---           ---
                                   REPORTED AMOUNTS           REPORTED AMOUNTS
                                   ----------------          -----------------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                   ---          ---          ---           ---

Gross positive fair value          0.4          0.2            -           0.5
Gross negative fair value            -            -         (0.6)            -
                                   ---          ---          ---           ---

Total                              0.4          0.2         (0.6)          0.5
                                   ===          ===          ===           ===

                                       68

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
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NOTE 10 - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
          PERIODS (CONT'D)

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSING PARTY TO
          THE CONTRACT

                                                                        JUNE 30, 2008
                                                                ---------------------------
                                                                       REPORTED AMOUNTS
                                                                ---------------------------
                                                                        NIS MILLIONS
                                                                ---------------------------
                                                               BANKS    CENTRAL BANKS  TOTAL
                                                                ---          ---        ---

Gross positive fair value of derivative instruments             0.6            -        0.6
Off-balance sheet credit risk in
 respect of derivative instruments (2)                          4.7            -        4.7
                                                                ---          ---        ---

Total credit risk in respect of derivative instruments          5.3            -        5.3
                                                                ===          ===        ===

                                                                       DECEMBER 31, 2007
                                                                ---------------------------
                                                                       REPORTED AMOUNTS
                                                                ---------------------------
                                                                        NIS MILLIONS
                                                                ---------------------------
                                                               BANKS    CENTRAL BANKS  TOTAL
                                                                ---          ---        ---

Gross positive fair value of derivative instruments             0.5            -        0.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                          4.7            -        4.7
                                                                ---          ---        ---

Total credit risk in respect of derivative instruments          5.2            -        5.2
                                                                ===          ===        ===

     (1)  Derivatives constituting part of the asset and liability management of the Bank, not designated for hedging purposes.

     (2)  Off-balance sheet credit risk relating to derivative instruments
          (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

                                       69

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 10 - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
          PERIODS (CONT.)

     C.   MATURITY PERIOD - DENOMINATED AMOUNTS

                                                 JUNE 30, 2008
                                       --------------------------------
                                               REPORTED AMOUNTS
                                       --------------------------------
                                       UP TO    FROM 3 MONTHS
                                     3 MONTHS     TO 1 YEAR        TOTAL
                                       ----          ----          ----
                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                       ----          ----          ----

CPI/Shekel interest contracts             -          35.9          35.9
Foreign currency contracts             11.4             -          11.4
                                       ----          ----          ----

Total                                  11.4          35.9          47.3
                                       ====          ====          ====

                                               DECEMBER 31, 2007
                                       --------------------------------
                                               REPORTED AMOUNTS
                                       --------------------------------
                                       UP TO    FROM 3 MONTHS
                                     3 MONTHS     TO 1 YEAR        TOTAL
                                       ----          ----          ----
                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                       ----          ----          ----

CPI/Shekel interest contracts          20.3          10.1          30.4
Foreign currency contracts             17.0             -          17.0
                                       ----          ----          ----

Total                                  37.3          10.1          47.4
                                       ====          ====          ====

                                       70

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 11 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

Reported amounts

                                                 THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                    ---------------------           ---------------------
                                                     2008            2007            2008            2007
                                                    -----           -----           -----           -----
                                                NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                    -----           -----           -----           -----
                                                         (UNAUDITED)                     (UNAUDITED)
                                                    ---------------------           ---------------------

A.   DERIVING FROM ASSETS:
Credit to the public                               (141.3)          241.7          (435.7)          252.1
Credit to governments                                 0.1             0.6             0.1            (0.1)
Deposits with banks                                  (0.4)            0.9            (0.9)            0.7
                                                    -----           -----           -----           -----
                                                   (141.6)          243.2          (436.5)          252.7
                                                    -----           -----           -----           -----

B.   DERIVING FROM LIABILITIES
Deposits of the public                               (0.9)           (0.9)           (1.5)           (1.3)
Deposits of the Government                          148.1          (234.1)          449.8          (235.6)
Deposits of Bank of Israel                           (3.1)           (5.7)           (7.1)          (13.2)
Deposits of banks                                       -             0.1               -             0.1
                                                    -----           -----           -----           -----
                                                    144.1          (240.6)          441.2          (250.0)
                                                    -----           -----           -----           -----

C.   DERIVING FROM DERIVATIVE
     FINANCIAL INSTRUMENTS
Net income from ALM derivative
  instruments (*)                                     1.9             0.3             1.5             1.0
                                                    -----           -----           -----           -----
                                                      1.9             0.3             1.5             1.0
                                                    -----           -----           -----           -----

D.   OTHER
Commissions from financing operations                 2.0             2.7             4.2             5.9
Other financing income**                              7.1             7.2            16.6            14.6
Other financing expenses                             (2.1)           (2.2)           (4.3)           (4.9)
                                                    -----           -----           -----           -----
                                                      7.0             7.7            16.5            15.6
                                                    -----           -----           -----           -----
Total profit from financing operations
  before allowance for doubtful debts                11.4            10.6            22.7            19.3
                                                    =====           =====           =====           =====

Including - exchange rate differences, net           (4.0)            0.7            (6.3)           (0.7)
                                                    =====           =====           =====           =====

*    Derivatives constituting part of the asset and liability management system of the Bank, not designated for hedging purposes.

**   Including income from interest collected
     in respect of problematic debts                  7.0             6.8            16.0            13.3
                                                    =====           =====           =====           =====

                                       71

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 12 - PROFITS FROM INVESTMENTS IN SHARES

                                             THREE MONTHS       SIX MONTHS
                                            ENDED JUNE 30,    ENDED JUNE 30,
                                                  ---              ---
                                                 2008             2008
                                                  ---              ---
                                             NIS MILLIONS     NIS MILLIONS
                                                  ---              ---

Dividends from available for sale shares          1.2              1.9

Provision for decline in value of
  available for sale shares                      (0.8)            (2.2)
                                                  ---              ---

Total profit from investments in shares           0.4             (0.3)
                                                  ===              ===

                                       72

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 13 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES

     Since the third quarter of 2002, during the course of which the Bank distributed to its preferred shareholders and to the holders of its ordinary preference shares, the quarterly dividend in respect of Q2/2002, no dividend whatsoever has been distributed by the Bank.

     The issued share capital of the Bank includes preferred shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis
     25% of the annual preferred dividend of those classes (hereinafter - the
     "quarterly dividend"). In addition, the Bank would pay an annual participating dividend at a rate of 1.5% in respect of C, CC and CC1 shares. The last dividend paid by the Bank in respect of the preferred shares was the quarterly dividend of Q2/2002, further to the losses incurred by the Bank in 2002. After the Board of Directors of the Bank,
     based on its legal counsel, discussed the various aspects involved in distributing the dividend (including the restrictions set out in the
     Companies Law - 1999, in the articles of the Bank and in the directives of the Supervisor of the Banks), the Board of Directors decided to refrain for the time being from distributing a dividend in respect of these shares.

     As of June 30, 2008, the accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a
     1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 175.1 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Treasury, which was also not recorded in the financial statements.

     The total accrued amount of NIS 175.1 million is comprised as follows: NIS
     108.2 million is in respect of non-participating shares (D and DD) and NIS
     66.9 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 6.7 million is in respect of the first quarter of
     2008 and is comprised as follows: NIS 4.5 million in respect of non-participating D and DD shares and NIS 2.2 million in respect of participating C, CC and CC1 shares.

     On September 28, 2004 various financial entities that hold preferred shares of class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv
     District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of
     Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that it would first deliberate and decide on the question of the accrual of interest on the perpetual deposits of the Bank with the
     Treasury, since a decision on this matter would advance the deliberation and decision on the rest of the issues on hand. In the past, the Board of
     Directors of the Bank expressed its opinion regarding the renewal of the dividend distribution, subject to the legal and regulatory restrictions placed on the Bank regarding this issue, including the need to obtain approvals and to amend the articles of the Bank.

                                       73

                               The Industrial Development Bank of Israel Limited

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NOTE 13 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
          (CONT'D)

     On August 5, 2007, a ruling was handed down by the Tel Aviv District Court whereby it rejected the opening motion filed by the Bank against the
     Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the preferred shares of the Bank, no interest will accrue on the perpetual deposits of the Bank with the Treasury.

     At its meeting on October 9, 2007, the Board of Directors of the Bank
     discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the
     Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.

     Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). Such a clarification was not furnished and the appeal of the Bank was filed with the Supreme Court on January 6, 2008.

     At its meeting on October 9, 2007, the Board also discussed the ramifications of the aforementioned ruling on its continued policy in connection with the distribution of a dividend on the preferred shares
     (preferred shares of classes C, CC, CC1, D and DD). In view of the determination of the court ruling in connection with the non-accrual of interest on the Bank's perpetual deposits with the Treasury as long as no dividend is distributed (a determination which the Bank does not dispute), and after the Board considered the interests of both the shareholders of the Bank and the creditors of the Bank (who in view of the court ruling no longer profit from the non-distribution of the dividend), the Board reached a decision that it would be prudent for the Bank to take steps towards a renewal of the distribution of the dividend. In connection with this, the
     Board decided (at the aforementioned meeting) to take a number of steps, as follows: 1) to recommend to the general meeting of the Bank to amend the
     Articles of Association of the Bank in connection with two matters that relate to the renewal of the dividend, one being the authorization to distribute a dividend not only from profits but also from the interest to be paid to the Bank on its perpetual deposits with the Treasury and the other, the authorization of the distribution of a regular preferred dividend on the Bank's preferred shares even without the distribution -
     either prior or concurrent - of the preferred dividend in arrears on these shares (since, in view of the wording of the court ruling, claims may be raised whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividend in arrears, a result that will prevent the Bank from distributing the dividend in arrears in the absence of sufficient income); 2) to convene a general meeting of the Bank to amend the Bank's Articles of Association as above and empower the chairman of the board to determine the date of the meeting; 3) to petition the Supervisor of Banks for his approval of a distribution of a dividend to the preferred shareholders, subject to an amendment to the
     Articles of Association, as above, and to obtain the approval of the court to the proposed distribution (according to the Companies Law - 1999), the distribution of a dividend not from distributable income requires court approval, and at that time the Bank did not have distributable income). A detailed description of the decisions of the Board of Directors at its meeting of October 9, 2007 can be found in the Immediate Reports issued by the Bank on October 10, 2007. In accordance with those decisions of the
     Board of Directors of the Bank, on January 7, 2008, the general meeting of the Bank was convened and on its agenda were the abovementioned proposals for the amendment to the Articles of Association of the Bank such that the
     Articles of Association would not continue being an impediment to the renewal of a dividend distribution.

                                       74

                               The Industrial Development Bank of Israel Limited

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NOTE 13 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
          (CONT'D)

     The proposed changes were put to a vote and were rejected by a majority of the voters. On February 5, 2008, the financing entities which filed the originating motion against the Bank filed a request with the court to add the State as an additional respondent to the originating motion, due to, among other reasons, the vote of the State at the general meeting of the
     Bank against the proposed amendments to the Articles of Association of the
     Bank, as mentioned above. On February 24, 2008, the Bank announced that it does not object to the addition of the State, as requested.

     For information pertaining to the originating motions on the aforementioned cessation of distribution of dividends, see also Note 9 of the financial statements.

     In a "document of agreements" signed between the State and the financial institutions which filed the originating motion against the Bank and which came further to the memorandum of principles signed on March 18, 2008 between the State, the aforementioned financial institutions, and some of the Ordinary Preference shareholders of the Bank, and pursuant to which the signing parties agreed to the implementation of the blueprint for the sale of the shares of the Bank and to cooperate in the implementation thereof, the aforementioned financial institutions and the State agreed that as part of the arrangement pursuant to Article 350 of the Companies Law - 1999 to be submitted for the approval of the Court as part of the blueprint for the sale, the following points shall be included:

     o    The State and the aforementioned financial institutions will not object to the refunding to the Bank of its perpetual deposits with the
          Treasury, on the later of July 31, 2008 or the date on which the
          Arrangement Plan is approved.

     o    In the event that the sale of the Bank is not consummated by December
          31, 2009 or if prior to that date a liquidation order is issued against the Bank, or if the general meeting of the Bank decides to voluntarily liquidate the Bank (each of these - the "Liquidation of the Bank"), the following provisions shall apply:

          a.   The State shall pay to the Bank 50% of the interest at an annual rate of 6% accrued on the perpetual deposits in connection with the C, CC, and CC1 preferred shares in respect of the period from
               July 1, 2002 through July 31, 2008. This amount will be paid upon the earlier of the liquidation of the Bank or December 31, 2009
               (the "Payment dDdate").

               This amount shall bear linkage and interest as per the Interest and Linkage Law - 1961, commencing from July 31, 2008 until the
               Payment Date, to be paid by the State on the Payment Date. This amount will be grossed up by the State in accordance with the perpetual deposit agreements.

          b.   On the Payment Date, the Bank shall pay the holders of preferred
               C, CC, and CC1 shares a dividend of 50% of the aggregate
               preferred dividend at a rate of 6% that accrued on their shares in the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest pursuant to the Interest and
               Linkage Law - 1961, commencing from July 31, 2008 through the
               Payment Date.

          c.   The State waives its claims and demands toward the Bank and/or the receiver of the Bank in connection with payment of 50% of the dividend to the State, as the owner of D and DD shares, in respect of the period from July 1, 2002 through July 31, 2008.

          d.   Subject to payment of the entire amount due to them pursuant to sub-paragraph b. above, the holders of preferred C, CC, and CC1 shares shall have no claim in connection with the
               non-distribution of a dividend for the period from July 1, 2002 until the Payment Date. To remove all doubt, the above does not detract from the rights of the aforementioned shareholders to the accrual of a preferred dividend in respect of their shares pursuant to the articles of the Company, including in relation to the aforementioned period.

                                       75

                               The Industrial Development Bank of Israel Limited

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NOTE 13 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
          (CONT'D.)

     o    Subject to the payment of the amounts due to them from the proceeds of the sale of the Bank, or - in the event that the sale is not implemented - subject to the payment of 50% of the dividend, as above, the holders of the C, CC, and CC1 preferred shares shall waive their demands, and claims toward the State in connection with the payment of a dividend in respect of any period in the past or in the future or in connection with the perpetual deposit and the refunding of the proceeds to the Bank.

     o    Upon the approval of the arrangement by the court, the originating motion filed by the aforementioned financial institutions shall be rejected, and the appeal filed by the Bank on January 6, 2008 to the
          Supreme Court will also be rejected. The rejection of the appeal will bind the Bank and the State only as to the relationship between them in connection with the part of the perpetual deposits that relate to the various classes of "C" shares.

     On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank. As part of this resolution, it was determined, among other things that, based on the memorandum of principles dated March 18, 2008 signed among the shareholders of the Bank (to which the aforementioned document of agreements is a sequel), the Bank shall file a petition for the approval of the arrangement pursuant to Article 350 of the Companies Law - 1999.

     On July 6, 2008, the Bank filed a petition to the Tel Aviv - Jaffa District
     Court for the approval of the arrangement. The focus of the arrangement is the blueprint for the sale of most of the shares of the Bank and the redemption of the balance of the shares. The arrangement also consists of the abovementioned points that were agreed to by the State and the financial institutions in connection with the refund of the perpetual deposit, payment of half of the preferred dividend, and a waiver of all claims.

     Further to the filing of the petition to approve the Arrangement Plan, the parties to the originating motion filed by the aforementioned financial entities, for the time being, are not moving forward on the proceedings of the originating motion.

     For a description of the arrangement covered by the petition, see above, and see the Immediate Report issued by the Bank on May 27, 2008.

NOTE 14 - EARLY RETIREMENT

     On December 26, 2002, a collective agreement was signed by the Bank, the
     New General Labor Federation and the Bank's Workers Committee. The
     agreement prescribed, among other things, special payments to be made to employees upon early retirement. For details of the agreement and additional extension agreements related thereto, see Note 18D of the financial statements as of December 31, 2007.

     Regarding the plan for the privatization of the Bank, the Board of
     Directors of the Bank approved additional special payments to be made to employees upon early retirement. The additional amounts total some NIS 10 million, in respect of which the Bank recorded an expense in the item entitled "Early Retirement". A new agreement will be drafted in the near future and will be presented to the Supervisor of Wages and Labor
     Agreements at the Treasury for approval.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 14 - EARLY RETIREMENT (CONT'D)

     In addition, in connection with the privatization plan for the Bank, the
     Audit committee and Board of Directors of the Bank gave their approval to payment of three months pay in lieu of advance notice and three months acclimation payments to the Chairman of the Board, the General Manager of
     the Bank and the Deputy General Manager of the Bank, should the aforementioned parties leave the employment of the Bank for any reason whatsoever. The three months pay will be paid in lieu of giving three months actual notice as per their current employment agreements. For details of the terms of employment of the Chairman of the Board, the
     General Manager and the Deputy General Manager, see Note 18A2 of the
     financial statements as of December 31, 2007.

     The expense deriving from such approval amounts to NIS 1 million and is presented as part of the early retirement item.

NOTE 15 - EXTENSION OF THE TENURE OF THE CHAIRMAN OF THE BOARD, GENERAL MANAGER
          AND DEPUTY GENERAL MANAGER

     At its meeting on April 28, 2008, the Board of Directors of the Bank
     decided to extend the tenure of Dr. R. Cohen as a Director and as the
     Chairman of the Board, and the tenures of the General Manager of the Bank,
     Mr. A. Galili and the deputy General Manager, Mr. A. Savir, for an additional period to commence on July 31, 2008 and to end on the earliest of December 31, 2009, at a date to be stipulated by the Bank or when the
     Bank commences liquidation proceedings. On May 28, 2008, the Bank was granted the approval of the Supervisor of Banks pursuant to Article 11A of the Banking Ordinance - 1941, for the extension of the tenure. On July 13,
     2008, the general meeting of the Bank approved the extension of the terms of employment of Dr. R. Cohen for the aforementioned additional period.

NOTE 16 - INCOME TAX LAW (INFLATIONARY ADJUSTMENTS) (AMENDMENT NO. 20)

     On February 26, 2008, the Israeli Parliament passed Income Tax Law
     (Inflationary Adjustments) (Amendment No. 20) (Limiting the Period of
     Applicability) - 2008 (hereinafter - the "Amendment"). Pursuant to the
     Amendment, the applicability of the Adjustments Law will end with the 2007 tax year and, commencing with the 2008 tax year, the law will no longer apply, except for transition provisions, the goal of which is to prevent distortions in tax calculations.

     According to the Amendment, from 2008 and thereafter, income for tax purposes will no longer be measured on a "real" basis. In addition, depreciation on fixed assets and tax loss carryforwards will no longer be linked to the Consumer Price Index. Such amounts will be adjusted for changes in the Index until the end of 2007 and from that date and thereafter, will no longer be linked to the Index. Moreover, as part of the
     Amendment, the definitions of the terms "profit" and "wages" will be changed for purposes of the VAT Law. According to the new definitions, profit tax will be computed after payroll taxes are deducted and the definition of wages for purposes of computing the payroll tax will also include the share of the employer in respect of National Insurance.

     The impact of the Amendment on the results of the Bank in the first half of
     2008 was a reduction in tax expense in an amount of NIS 0.1 million. This derives mainly from the cancellation of the Adjustments Law. The impact of the change in the definitions of "profit" and "wages" is immaterial.

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